Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

MONUMENT PARTNERS, L.L.C.,

MONUMENT REIT MERGER SUB, L.P.,

MONUMENT PARTNERSHIP MERGER SUB, L.P.,

LANDMARK APARTMENT TRUST, INC.,

AND

LANDMARK APARTMENT TRUST HOLDINGS, LP

DATED AS OF October 22, 2015

i

ii

EXHIBITS, SCHEDULES AND DISCLOSURE LETTERS

Exhibit A – Form of Parent Guarantee

Exhibit B – Form of Company REIT Qualification Opinion

Schedule A – Knowledge of Company

Company Disclosure Letter

Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2015 (this “Agreement”), is by and among Monument Partners, L.L.C., a Delaware limited liability company (“Parent”), Landmark Apartment Trust, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes (“Company”), Landmark Apartment Trust Holdings, LP, a Virginia limited partnership (“Company LP”), Monument REIT Merger Sub L.P., a Delaware limited partnership and wholly-owned subsidiary of Parent (“REIT Merger Sub”), and Monument Partnership Merger Sub, L.P., a Virginia limited partnership and a wholly owned subsidiary of REIT Merger Sub (“Partnership Merger Sub”). Each of Parent, REIT Merger Sub, Partnership Merger Sub, Company and Company LP is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties hereto wish to effect a business combination through a merger of Company with and into REIT Merger Sub (such merger transaction, the “REIT Merger”), with REIT Merger Sub being the surviving company (the “REIT Surviving Entity”) in the REIT Merger, upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and pursuant to which each outstanding share of common stock, $0.01 par value per share, of Company (the “Company Common Stock”), issued and outstanding immediately prior to the REIT Merger Effective Time, will be converted into the right to receive the REIT Per Share Merger Consideration;

WHEREAS, immediately prior to the REIT Merger, Partnership Merger Sub shall merge with and into Company LP (such merger transaction, the “Partnership Merger” and, together with the REIT Merger, the “Mergers”), with Company LP continuing as the surviving entity and a subsidiary of the REIT Surviving Entity (the “Partnership Surviving Entity”), and each Company Partnership Unit will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the VRULPA;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement, the Mergers and the transactions contemplated by this Agreement are advisable and in the best interests of Company and its stockholders on the terms and subject to the conditions set forth herein, (b) approved this Agreement, the Mergers and the transactions contemplated by this Agreement on the terms and subject to the conditions herein, (c) directed that this Agreement, the Mergers and the other transactions contemplated by this Agreement be submitted for consideration at a meeting of Company stockholders, and (d) recommended the adoption and approval of this Agreement, the Mergers and the other transactions contemplated by this Agreement by Company stockholders;

WHEREAS, the Company Board, on behalf of the Company, in its capacity as the general partner of the Company LP, has (a) determined that this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Company LP and its partners, and (b) approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions herein;

WHEREAS, the Parent has (a) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and its stockholders, and (b) approved this Agreement, the Mergers and the other transactions contemplated by this Agreement on the terms and subject to the conditions herein;

WHEREAS, Parent, in its capacity as the sole member of the general partner of REIT Merger Sub, and REIT Merger Sub, in its capacity as the general partner of Partnership Merger Sub, and Company, in its capacity as the general partner of Company LP, have each taken all actions, subject to compliance with the terms and conditions set forth in this Agreement, required for the execution of this Agreement by REIT Merger Sub, Partnership Merger Sub and Company LP, respectively, and to adopt and approve this Agreement and to approve the consummation by REIT Merger Sub, Partnership Merger Sub and Company LP, as applicable, of the Mergers and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the REIT Merger will be treated as a taxable sale by Company of all of Company’s assets to REIT Merger Sub in exchange for the REIT Merger Consideration and the Stock Award Payments and the assumption of all of Company’s other liabilities (including Company’s interests in Company LP, as determined under the applicable U.S. federal income tax regulations), followed by a distribution of such consideration to the holders of equity interests in the Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute a “plan of liquidation” of the Company for federal income tax purposes, and (ii) the Partnership Merger shall be treated as a taxable purchase of Company Partnership Units not held by the Company by REIT Merger Sub;

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers;

WHEREAS, concurrently with the execution hereof, Parent has entered into (i) that certain Partnership Interest Purchase Agreement by and among Parent, Elco LR OPT I REIT GP LLC (“Elco OPT GP I”), Elco Ltd. (“Elco”), Elco North America, Inc. (“ENA”), Elco GP OPT I LLC (“GP I”), Elco LR OPT I LP (“LP I”) and 2304115 Ontario Inc. (“2304115”) and (ii) that certain Partnership Interest Purchase Agreement, by and among Parent, Elco LR OPT II REIT GP LLC (“Elco OPT GP II”), Elco, ENA, 2304115, Elco GP OPT II LLC (“GP II”) and Elco LR OPT II LP (“LP II” and together with Elco OPT GP I, GP I, Elco OPT GP II, GP II, Elco, ENA and LP I, the “REIT Selling Parties”), pursuant to which, together, Parent will acquire all of the general partnership interests and common limited partnership interests in each of Elco LR OPT I REIT, LP (“REIT I”) and Elco LR OPT II REIT, LP (“REIT II”); and

WHEREAS, concurrently with the execution hereof, as an inducement for Company to enter into this Agreement, the Guarantor has executed and delivered the Guarantee to Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, charge, complaint, litigation, proceeding, arbitration, mediation, interference, audit, investigation, inquiry, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or stock-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, profit sharing, pension, or savings or any other remuneration, compensation or employee benefit plan, agreement, program, policy or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded.

“Book-Entry Share” means a book-entry share registered in the transfer books of Company.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 2006 Equity Incentive Plan” means the Company’s Amended and Restated 2006 Incentive Award Plan, dated as of January May 13, 2014, as amended.

“Company 2012 Equity Incentive Plan” means the Company’s 2012 Other Equity-Based Award Plan, dated as of August 3, 2012, as amended.

“Company Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to Company than those contained in the Confidentiality Agreement; provided, that no Company Acceptable Confidentiality Agreement shall prohibit Company’s compliance with Section 7.3 hereof.

“Company Articles Supplementary” means the Series D Articles Supplementary, with respect the Series D Company Preferred Stock, and the Series E Articles Supplementary, with respect to the Series E Company Preferred Stock.

“Company Bylaws” means the Third Amended and Restated Bylaws of Company, as amended and in effect on the date hereof.

“Company Charter” means the Articles of Amendment and Restatement of Company filed with the SDAT on June 17, 2013, as amended, supplemented, corrected and in effect on the date hereof.

“Company Common Partnership Unit” means each partnership interest that is not specifically designated by the general partner of Company LP as a Company LTIP Unit or as a Company Preferred Partnership Unit pursuant to Section 4.02(a) of the Company Partnership Agreement.

“Company DRIP” means the Company Dividend Reinvestment and Stock Purchase Plan, effective as of December 10, 2008, as amended.

“Company Equity Incentive Plan” means any of the Company 2012 Equity Incentive Plan or the Company 2006 Equity Incentive Plan, as applicable.

“Company Leased Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company, Company LP or any Company Subsidiary.

“Company Leases” means each lease, sublease, license or other agreement (including ground leases) that is in effect as of the date hereof and to which Company or the Company Subsidiaries are parties as lessors or sublessors with respect to a Company Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto), including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Company or any Company Subsidiaries thereunder.

“Company LTIP Unit” means a unit of the Company LP granted pursuant to a Company Equity Incentive Plan.

“Company Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences (i) has had or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company, Company LP and the Company Subsidiaries, taken as a whole; provided, that for purposes of clause (i) “Company Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of Company or Company LP to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect), (B) any changes that affect the real estate industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the public announcement of the Mergers or the other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, venture partners or employees (provided that the exception in this clause (F) does not apply for purposes of any representations in Article IV that address the public announcement or pendency of this Agreement), (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the prior written consent of Parent or the failure to take any action where such failure to act was requested in writing by Parent, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation thereof), or (J) any Action made or initiated by any holder of Company Common Stock, holder of Company Partnership Units or any holder of shares, capital stock, units or other equity interests in the Company Subsidiaries, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated hereby, which in the case of each of clauses (B), (C), (D), (E), (G) and (I) do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to others in the real estate industry in the United States, and in the case of clause (H), do not disproportionately affect Company, Company LP and the Company Subsidiaries, taken as a whole, relative to others in the real estate industry in the geographic regions in which Company, Company LP and the Company Subsidiaries operate; or (ii) is or would be reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement or to prevent or materially impair or delay the ability of Company or Company LP to perform their obligations hereunder.

“Company Option” means any outstanding option to purchase shares of Company Common Stock granted pursuant to a Company Equity Incentive Plan.

“Company Owned Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company, Company LP or any Company Subsidiary.

“Company Partnership Agreement” means that certain Agreement of Limited Partnership of Company LP, dated as of July 19, 2006, as amended.

“Company Partnership Unit” means a “Partnership Unit,” as defined in the Company Partnership Agreement.

“Company Permitted Liens” means any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable as of the Closing Date or which are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (ii) Lien that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation regulating the use or occupancy of such Company Property or the activities conducted thereon by any Governmental Authority having jurisdiction over such Company Property which are not violated (not including violations due solely to a property being legally non-conforming) by the current use or occupancy of such Company Property or the operation of the business thereon; (iv) Lien that is disclosed on Section 4.18(i) of the Company Disclosure Letter; (v) Lien that is disclosed on the most recent consolidated balance sheet of Company or notes thereto; (vi) Liens disclosed on existing title policies or surveys made available to the Parent prior to the date hereof; or (vii) Lien, title defect, covenant or reservation of interests in title to tangible property that is recorded in a public record and does not interfere materially with the current use of the property affected thereby (assuming its continued use or occupancy in the manner in which it is currently used) or materially adversely affect the value or marketability of such property.

“Company Preferred Partnership Unit” means each partnership interest designated by the general partner of Company LP as a “Preferred Partnership Unit” pursuant to Section 4.02(a) of the Company Partnership Agreement.

“Company Properties” means, collectively, the Company Owned Property and the Company Leased Property.

“Company Restricted Stock” means a restricted share award granted pursuant to a Company Equity Incentive Plan.

“Company Restricted Stock Unit” means a restricted share unit award granted pursuant to a Company Equity Incentive Plan.

“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Company and/or any Person that is a Company Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Company, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Company Warrants” means the Non-Detachable Warrant to Purchase Common Stock, dated as of February 27, 2013, between Company and 2335887 Limited Partnership.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 17, 2015, between Starwood Capital Group Holdings, LLC and Company.

“Contract” means any written contract, agreement, license, note, bond, mortgage, indenture, commitment, lease, sublease, arrangement, obligation or other legally binding arrangement.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Corporate Governance Agreement” means the Amended and Restated Corporate Governance Agreement, dated as of January 7, 2014, between Company, Company LP, Elco Landmark Residential Holdings, LLC, OPSEU Pension Trust, DK Landmark, LLC, iStar Apartment Holdings LLC, BREDS II Q Landmark LLC, Edward Kobel and Joseph Lubeck.

“Environmental Law” means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Order” means Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)).

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means: (i) those substances, wastes and materials listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, methane, asbestos, toxic mold and radon.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations.

“Indebtedness” means, with respect to any Person and without duplication, (i) the unpaid principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money (including any fees, expenses or other payment obligations, including prepayment penalties, breakage costs, unpaid costs, termination costs, redemption costs, charges or other premiums payable as a result of the consummation of the transactions contemplated hereby), whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment or release of “holdback” or similar payment), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) all obligations evidenced by any note, bond, debenture or other similar instrument, whether secured or unsecured, (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, and (ix) any agreement to provide any of the foregoing, provided, that, for purposes of clarity, “Indebtedness” shall not include “trade payables”.

“Intellectual Property” means all United States, foreign and multinational intellectual property and proprietary rights, including all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable works, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) software, (vi) all rights in the foregoing and in other similar intangible assets, and (vii) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means, with respect to Company and Company LP, the actual knowledge of the persons named in Schedule A, after reasonable inquiry by such person named in Schedule A of such other persons affiliated with Company who the persons named in Schedule A in good faith believe have actual knowledge of the matter in question.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), rules, regulations and Orders promulgated by any Governmental Authority.

“Leases” means all leases, ground leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company, Company LP or any Company Subsidiary holds any Company Leased Property, if any, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or Company LP or any Company Subsidiary thereunder.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, condition, covenant, lien, pledge, charge, security interest, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Line of Credit” means that certain Line of Credit Agreement dated as of January 22, 2014, between Company LP and Bank Hapoalim B.M., as amended from time to time.

“Omnibus Agreement” means the Omnibus Agreement, dated as of December 31, 2013, between Company, Company LP, Elco Landmark Residential Holdings, LLC, Elco Ltd. (f/k/a Elco Holdings, Ltd.) and Elco North America Inc.

“Order” means a judgment, order, injunction, award, decree or other legally enforceable requirement of any Governmental Authority.

“Parent Expenses” means all reasonable, actual and documented out-of-pocket costs and expenses, up to an aggregate maximum amount of $5,000,000, incurred prior to the termination of this Agreement by or on behalf of Parent, REIT Merger Sub and Partnership Merger Sub (or their respective Affiliates) in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, investment banking firms, or financial advisors, accountants, and consultants.

“Parent Material Adverse Effect” means any fact, event, circumstance, change, effect, development, condition or occurrence that would reasonably be likely to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement or to prevent or materially impair or delay the ability of Parent, REIT Merger Sub or Partnership Merger Sub to perform their obligations hereunder.

“Parent Parties” means, collectively, Parent, REIT Merger Sub, Partnership Merger Sub, the Guarantor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, successor or assignee of any of the foregoing.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Parent, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Partnership Merger Consideration” means the aggregate consideration received by all holders of Company Partnership Units as determined pursuant to Section 3.2.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting, together with any amendments or supplements thereto.

“REIT Merger Consideration” means the aggregate consideration received by all holders of Company Common Stock as determined pursuant to Section 3.1.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sanctions Laws and Regulations” means (i) any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the PATRIOT Act, the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012, all as amended, or any of the foreign assets control regulations (including but not limited to 31 C.F.R., Subtitle B, Chapter V, as amended) or any other law or executive order relating thereto administered by the U.S. Department of the Treasury Office of Foreign Assets Control, and any similar law, regulation, or executive order enacted in the United States after the date of this Agreement and (ii) any sanctions or requirements imposed under similar laws or regulations enacted by the European Union or the United Kingdom that apply to the Company, Company LP or any Company Subsidiary.

“Series D Articles Supplementary” means the Articles Supplementary designating the Series D Company Preferred Stock.

“Series E Articles Supplementary” means the Articles Supplementary designating the Series E Company Preferred Stock.

“SDAT” means the State Department of Assessments and Taxation of Maryland.

“SCC” means the State Corporation Commission of the Commonwealth of Virginia.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Secured Credit Facility” means that certain Credit Agreement dated as of March 7, 2013 among Company LP, as borrower, Company and Certain Subsidiaries of Company LP, from Time to Time Party Thereto, as Guarantors, Bank of America, N.A., as Administrative Agent, Citibank, N.A. as Syndication Agent, and the Other Lenders Party Thereto and Merrill Lynch Pierce Fenner & Smith Incorporated and Citigroup Global Markets, Inc. as Joint Lead Arrangers and Joint Bookrunners.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by and payable to, any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Timbercreek Entity” means each of Timbercreek U.S. Multi-Residential Fund #1, Timbercreek U.S. Multi-Residential (U.S.) Holding L.P. and Timbercreek U.S. Multi-Residential Operating L.P. and each of their direct or indirect subsidiaries in which Timbercreek U.S. Multi-Residential Fund #1, Timbercreek U.S. Multi-Residential (U.S.) Holding L.P. or Timbercreek U.S. Multi-Residential Operating L.P. holds any direct or indirect legal, beneficial or economic interest.

“Timbercreek Leased Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Timbercreek Entity.

“Timbercreek Owned Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Timbercreek Entity.

“Timbercreek Properties” means, collectively, the Timbercreek Owned Property and the Timbercreek Leased Property.

“VRULPA” means the Virginia Revised Uniform Limited Partnership Act, as amended.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
2304115	Recitals
401(k) Plan	Section 7.18(b)
401(k) Plan Termination Date	Section 7.18(b)
Additional Company Permits	Section 4.6(a)
Agreement	Preamble
BofA Merrill Lynch	Section 4.21
Capital Expenditure	Section 6.1(b)(ix)
Certificate	Section 3.1(a)(ii)
Citigroup	Section 4.21
Claim	Section 7.5(a)
Claim Expenses	Section 7.5(a)
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 7.18(i)
Company	Preamble
Company Acquisition Proposal	Section 7.3(g)(i)

Company Adverse Recommendation Change	Section 7.3(c)(i)
Company Alternative Acquisition Agreement	Section 7.3(a)
Company Board	Recitals
Company Board Recommendation	Section 4.4(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article 4
Company Equity Awards	Section 3.7(e)
Company Employees	Section 7.18(c)
Company Insurance Policies	Section 4.20
Company LP	Preamble
Company Material Contract	Section 4.19(b)
Company Permits	Section 4.6(a)
Company Preferred Stock	Section 4.3(a)
Company Related Party Agreement	Section 4.26
Company SEC Documents	Section 4.7(a)
Company Stockholder Approval	Section 4.22
Company Subsidiary Partnership	Section 4.12(h)
Company Superior Proposal	Section 7.3(g)(ii)
Company Tax Protection Agreements	Section 4.12(h)
Company Terminating Breach	Section 9.1(c)
Company Termination Fee	Section 9.3(b)
Company Third Party	Section 4.18(i)
Company Title Insurance Policy(ies)	Section 4.18(k)
Continuing Employees	Section 7.18(d)
Controlled Group Liability	Section 4.13(f)
Covered Period	Section 7.18(e)
Debt Financing	Section 7.15(a)
Elco	Recitals
Elco OPT GP I	Recitals
Elco OPT GP II	Recitals
ENA	Recitals
Equity Funding Letter	Section 5.7(b)
Escrow Agent	Section 7.18(a)
Escrow Fund	Section 7.18(a)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(b)
Existing Loan	Section 4.10
FHLMC	Section 6.1(b)(viii)
Financing	Section 5.7(b)
Financing Agreements	Section 7.15(a)
Financing Commitments	Section 5.7(b)
Financing Lenders	Section 5.7(b)
GP I	Recitals
GP II	Recitals
Guarantee	Section 5.7(c)
Guarantor	Section 5.7(c)
Health Plan	Section 7.18(c)
Indemnified Parties	Section 7.5(a)
Interim Period	Section 6.1(a)
Lender	Section 7.16
Letter of Transmittal	Section 3.3(e)
LP I	Recitals
LP II	Recitals
Maryland Courts	Section 10.8
Mergers	Recitals
MGCL	Recitals

Organizational Documents	Section 7.5(a)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Disclosure Letter	Article 5
Parent Savings Plan	Section 7.18(j)
Parent Terminating Breach	Section 9.1(d)
Parent Termination Fee	Section 9.3(c)
Partnership LTIP Merger Consideration	Section 3.7(d)
Partnership Merger	Recitals
Partnership Merger Articles of Merger	Section 2.3(a)
Partnership Merger Effective Time	Section 2.3(a)
Partnership Merger Sub	Preamble
Partnership Per Share Merger Consideration	Section 3.2(b)(ii)
Partnership Surviving Entity	Recitals
Party(ies)	Preamble
pdf	Section 10.4
Plans	Section 4.13
Preferred Stock Consideration	Section 3.1(c)
Preferred Unit Consideration	Section 3.2(c)
Qualified REIT Subsidiary	Section 4.12(b)
Qualifying Income	Section 9.3(d)
REIT	Section 4.12(b)
REIT I	Recitals
REIT II	Recitals
REIT Merger	Recitals
REIT Merger Articles of Merger	Section 2.3(b)
REIT Merger Effective Time	Section 2.3(b)
REIT Merger Sub	Preamble
REIT Option Merger Consideration	Section 3.7(a)
REIT Per Share Merger Consideration	Section 3.1(a)(ii)
REIT Restricted Stock Merger Consideration	Section 3.7(c)
REIT RSU Merger Consideration	Section 3.7(b)
REIT Selling Parties	Recitals
REIT Surviving Entity	Recitals
Series D Company Preferred Stock	Section 4.3(a)
Series E Company Preferred Stock	Section 4.3(a)
Stock Award Payments	Section 3.7(d)
Takeover Statutes	Section 4.25
Taxable REIT Subsidiary	Section 4.12(b)
Termination Payment	Section 9.3(d)
Transfer Taxes	Section 9.5
Voting Agreements	Section 3.1(c)
Withholding Agent	Section 3.4

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless such phrase or a similar phrase already appears or the context expressly provides otherwise;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h) references to a Person are also to its successors and permitted assigns;

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(j) any period of time hereunder ending on a day that is not a Business Day is extended to be the next Business Day; and

(k) all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars, unless otherwise indicated.

ARTICLE 2

THE MERGERS

Section 2.1 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the VRULPA, at the Partnership Merger Effective Time, Partnership Merger Sub shall merge with and into Company LP, whereupon the separate existence of Partnership Merger Sub shall cease, and Company LP shall continue under the name “COMPANY LP” as the surviving entity in the Partnership Merger. The Partnership Merger shall have the effects provided in this Agreement and as specified in the VRULPA. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Partnership Surviving Entity shall possess all properties, rights, privileges, powers and franchises of Company LP and Partnership Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Company LP and Partnership Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Partnership Surviving Entity.

(b) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DRULPA, at the REIT Merger Effective Time, Company shall be merged with and into REIT Merger Sub, whereupon the separate existence of Company shall cease, and REIT Merger Sub shall continue under the name “Monument Intermediate Holdings, L.P.” as the surviving entity in the REIT Merger and shall be governed by the laws of the State of Delaware. The REIT Merger shall have the effects set forth in the MGCL, the DRULPA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the REIT Merger Effective Time, the REIT Surviving Entity shall possess all properties, rights, privileges, powers and franchises of Company and REIT Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Company and REIT Merger Sub shall become the claims, obligations, liabilities, debts and duties of the REIT Surviving Entity.

Section 2.2 Closing. Unless this Agreement shall have been terminated in accordance with Article 9 hereof, the closing (the “Closing”) of the Mergers shall take place at the offices of Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004 on a date and at a time to be mutually agreed upon by the Parties, but in no event later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), unless such date is extended by mutual agreement of the Parties (the actual date of Closing being referred to herein as the “Closing Date”).

Section 2.3 Effective Times.

(a) Prior to the Closing, Parent, Company LP and Partnership Merger Sub shall prepare and, on the Closing Date, Company LP, Parent and Partnership Merger Sub shall (i) cause the articles of merger with respect to the Partnership Merger (the “Partnership Merger Articles of Merger”) to be duly executed and filed with the SCC as provided under the VRULPA, and (ii) make any other filings, recordings or publications required to be made by Company LP or Partnership Merger Sub under the VRULPA in connection with, and take all such other action to give effect to, the Partnership Merger. The Partnership Merger shall become effective upon such time as the Partnership Merger Articles of Merger has been filed with the SCC, or such later time that the Parties shall have agreed upon and designated in the Partnership Merger Articles of Merger in accordance with the VRULPA as the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), it being understood and agreed that the Partnership Merger Effective Time shall occur on the Closing Date.

(b) Company, Parent and REIT Merger Sub shall cause the REIT Merger to be consummated as soon as practicable on the Closing Date immediately after the Partnership Merger Effective Time. Prior to the Closing, Parent, REIT Merger Sub and Company shall prepare and, on the Closing Date, Parent, REIT Merger Sub and Company shall (i) cause articles of merger with respect to the REIT Merger (the “REIT Merger Articles of Merger”) to be duly executed and filed with the SDAT as provided under the MGCL, (ii) cause a certificate of merger with respect to the REIT Merger (the “REIT Merger Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (“DE SOS”) as provided under the DRULPA and (iii) make any other filings, recordings or publications required to be made by Company, REIT Merger Sub or Parent under the MGCL or the DRULPA in connection with, and take all such other action to give effect to, the REIT Merger. The REIT Merger shall become effective upon the later of such time as the REIT Merger Articles of Merger and REIT Merger Certificate of Merger have been accepted for record by the SDAT and the DE SOS, respectively, or such later time which the Parties shall have agreed upon and designated in such filings in accordance with the MGCL and the DRULPA as the effective time of the REIT Merger (the “REIT Merger Effective Time”), it being understood and agreed that the Parties shall cause the REIT Merger Effective Time to occur as soon as practicable following the Partnership Merger Effective Time on the Closing Date.

Section 2.4 Governing Documents.

(a) Subject to Section 7.5, the limited partnership agreement of Partnership Merger Sub, as in effect immediately prior to the Partnership Merger Effective Time, except for such changes as may be necessary to reflect any change of name of the Partnership Surviving Entity, shall be the limited partnership agreement of the Partnership Surviving Entity immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

(b) Subject to Section 7.5, at the REIT Merger Effective Time, the limited partnership agreement of REIT Merger Sub, as in effect immediately prior to the REIT Merger Effective Time, except for such changes as may be necessary to reflect any change of name of the REIT Surviving Entity, by virtue of the REIT Merger, shall be the limited partnership agreement of the REIT Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such operating agreement. The REIT Surviving Entity shall have no bylaws immediately following the REIT Merger Effective Time.

Section 2.5 Officers of the REIT Surviving Entity. The officers of REIT Merger Sub immediately prior to the REIT Merger Effective Time shall be the officers of the REIT Surviving Entity immediately following the REIT Merger Effective Time.

Section 2.6 No Directors of the REIT Surviving Entity. The REIT Surviving Entity shall have no board of directors or similar body immediately following the REIT Merger Effective Time.

Section 2.7 Tax Consequences. The Parties intend that for U.S. federal income Tax purposes (i) the REIT Merger will be treated as a taxable sale by Company of all of Company’s assets to REIT Merger Sub in exchange for the REIT Merger Consideration and the Stock Award Payments provided for herein to be provided to the holders of equity interests in Company and the assumption of all of Company’s other liabilities (including Company’s share of the Company LP liabilities, as determined under the applicable U.S. federal income Tax regulations), followed by a distribution of such consideration to the holders of equity interests in Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute a “plan of liquidation” of Company for U.S. federal income Tax purposes, and (ii) the Partnership Merger shall be treated as a taxable purchase of Company Partnership Units not held by the Company, Parent or an Affiliate of Parent by REIT Merger Sub in exchange for the Partnership Merger Consideration.

Section 2.8 Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of any of the Company, Company LP, any Company Subsidiary or the Company Board, stockholders or unitholders of any of the Company, Company LP or any Company Subsidiary, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert or cause the conversion of one or more Company Subsidiaries that are organized in a particular state to be domiciled in a different state, or convert or cause the conversion of one or more Company Subsidiaries that are organized as corporations into limited liability companies (or other entities) and one or more Company Subsidiaries that are organized as limited partnerships or limited liability companies into other entities, on the basis of organizational documents as reasonably requested by Parent, (b) sell or cause to be sold all of the capital stock, shares of beneficial interests, partnership interests, limited liability interests or other ownership interests owned, directly or indirectly, by the Company or Company LP in one or more Company Subsidiaries to any person at a price and on terms all as designated by Parent, (c) sell or cause to be sold any of the assets of the Company, Company LP or one or more Company Subsidiaries to any person at a price and on terms all as designated by Parent and (d) cause the Company, Company LP or any Company Subsidiary to transfer assets to one or more Company Subsidiaries (clauses (a), (b), (c) and (d) being “Restructuring Transactions”); provided, however, that (i) none of the Restructuring Transactions shall delay or prevent the Closing, (ii) the Restructuring Transactions shall be implemented as close as possible to the Closing (but after Parent shall have waived (to the extent permissible) or confirmed that all of the conditions to the Parent’s, REIT Merger Sub’s and Partnership Merger Sub’s obligations to consummate the Mergers set forth in Sections 8.1 and 8.2 have been satisfied), (iii) none of the Company, Company LP or any Company Subsidiary shall be required to take any action in contravention of any Laws, its Organizational Documents or any Company Material Contract, (iv) the consummation of any such Restructuring Transactions shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions to Parent’s, REIT Merger Sub’s and Partnership Merger Sub’s obligations to consummate the Mergers set forth in Sections 8.1 and 8.2 have been satisfied (or, at the option of Parent, waived) and that Parent, REIT Merger Sub and Partnership Merger Sub are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the Restructuring Transactions will be deemed to have occurred prior to the Closing), (v) the Restructuring Transactions (or the inability to complete the Restructuring Transactions) shall not affect or modify in any respect the obligations of Parent, REIT Merger Sub and Partnership Merger Sub under this Agreement, including payment of the REIT Merger Consideration and the Partnership Merger Consideration, (vi) none of the Company, Company LP or any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as, or its qualification for taxation as, a REIT prior to the REIT Merger Effective Time, and (vii) none of the Company, Company LP or any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in an amount of Taxes being imposed on, or other adverse Tax consequences to, any stockholder or other equity interest holder of the Company or Company LP (in such person’s capacity as a stockholder or other equity interest holder of the Company or the Partnership), or other adverse consequences to the stockholders or other equity interest holders of the Company or Company LP as a whole, that are incrementally greater or more adverse, as the case may be, than the Taxes or other adverse consequences to such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 2.8 unless such holders are indemnified by the Parent Parties for such incremental Taxes or other consequences (provided that, for the avoidance of doubt, this clause (vii) shall prohibit, without limitation, Parent from requiring the Company to take any action that will trigger any liability under any Tax Protection Agreement). Parent shall, upon request by the Company or Company LP, advance to the

Company or Company LP all reasonable out-of-pocket costs to be incurred by the Company or Company LP or, promptly upon request by the Company or Company LP, reimburse the Company or Company LP for all reasonable out-of-pocket costs incurred by the Company or Company LP in connection with any actions taken by the Company or Company LP in accordance with this Section 2.8 (including reasonable fees and expenses of their Representatives). Parent, REIT Merger Sub and Partnership Merger Sub, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, Company LP, their subsidiaries (including all Company Subsidiaries), and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or Company LP shall be deemed to apply to, or deemed breached or violated by, any of the Restructuring Transactions.

Section 2.9 Pre-Merger Transactions. Prior to the Partnership Merger Effective Time, Parent shall have acquired from the REIT Selling Parties all of the general partnership interests and all of the common limited partnership interests in each of REIT I and REIT II.

ARTICLE 3

EFFECTS OF THE MERGERS

Section 3.1 Effects on Shares of Common Stock and Preferred Stock.

(a) At the REIT Merger Effective Time and by virtue of the REIT Merger and without any further action on the part of Company, Parent, REIT Merger Sub or the holders of any securities of Company, Parent or REIT Merger Sub:

(i) each share of Company Common Stock then held by any wholly-owned Company Subsidiary or by Parent or any wholly-owned Parent Subsidiary shall automatically be retired and shall cease to exist, and no REIT Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the REIT Merger;

(ii) except as provided in Sections 3.1(a)(i), each share of Company Common Stock then outstanding will be cancelled and retired and automatically converted into the right to receive (upon the proper surrender of the certificate representing such share (“Certificate”) or, in the case of a Book-Entry Share, the proper surrender of such Book-Entry Share) an amount in cash equal to $8.17, without interest (the “REIT Per Share Merger Consideration”); and

(iii) All of the partnership interests of REIT Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall remain as an issued and outstanding partnership interest of the REIT Surviving Entity and such partnership interests shall continue to be owned by Parent or a wholly-owned Subsidiary of Parent.

(b) From and after the REIT Merger Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock. From and after the REIT Merger Effective Time, Persons who held shares of Company Common Stock immediately prior to the REIT Merger Effective Time shall cease to have rights with respect to such shares of Company Common Stock, except as otherwise provided for in this Agreement. On or after the REIT Merger Effective Time, any Certificates or Book-Entry Shares of Company presented to the Exchange Agent, the REIT Surviving Entity or the transfer agent shall be exchanged for the REIT Per Share Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

(c) Each share of the Company Preferred Stock issued and outstanding immediately prior to the REIT Merger Effective Time shall be redeemed at the Closing by the Company for the Redemption Price (as defined in the Company Articles Supplementary for the Company Preferred Stock; the amounts to be paid with respect to the Company Preferred Stock pursuant to this sentence, the “Preferred Stock Consideration”) in accordance with the terms of Section 7.17 hereof. Subject to the voting agreements entered into on the date hereof among the Company, Parent and the holders of the Company Preferred Stock (the “Voting Agreements”), the Company shall be entitled to cause the redemption of the Company Preferred Stock at the Closing without need for further notice to the holders thereof, notwithstanding the provisions of the Company Articles Supplementary applicable to the Company Preferred Stock.

(d) Immediately prior to the REIT Merger Effective Time, all issued and outstanding shares of Series D Common Stock and Series E Common Stock (as defined below) shall automatically be retired and shall cease to exist, and no REIT Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the REIT Merger, other than the payment of the redemption price with respect to such Series D Common Stock and Series E Common Stock of a price of $0.01 per share.

(e) Immediately prior to the REIT Merger Effective Time, all unexercised Company Warrants shall automatically be cancelled, retired and shall cease to exist without any payment therefor, and each holder of an unexercised Company Warrant shall cease to have any rights with respect thereto.

Section 3.2 Effect on Interests in Company LP and Partnership Merger Sub.

(a) At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Parent, Partnership Merger Sub, Company LP or the holders of Company Partnership Units or units of partnership interest in Partnership Merger Sub:

(i) each of the units of limited partner and general partner interest in Partnership Merger Sub immediately prior to the Partnership Merger Effective Time shall automatically be cancelled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto;

(ii) Company’s general partner and limited partner interests in Company LP and any Company Partnership Units issued and outstanding immediately prior to the Partnership Merger Effective Time and held by Parent or an Affiliate of Parent shall remain outstanding; and, entitling the Company (and following the REIT Merger, the REIT Surviving Entity), Parent or an Affiliate of Parent to such rights, duties and obligations as will be more fully set forth in the limited partnership agreement of the Partnership Surviving Entity;

(iii) each Company Common Partnership Unit issued and outstanding immediately prior to the Partnership Merger Effective Time and not held by Company, Parent or an Affiliate of Parent shall automatically be converted into the right to receive an amount in cash equal to $8.17, without interest (the “Partnership Per Share Merger Consideration”); and

(iv) each other partnership interest in Company LP shall automatically be cancelled, retired and shall cease to exist without any payment therefor and each holder of any such partnership interests shall cease to have any rights with respect thereto.

(b) From and after the Partnership Merger Effective Time, the unit transfer books of Company LP shall be closed and thereafter there shall be no further registration of transfers of Company Partnership Units. From and after the Partnership Merger Effective Time, Persons who held Company Partnership Units immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such units, except as otherwise provided for in this Agreement. On or after the Partnership Merger Effective Time, any Company Partnership Units of Company LP presented to the Exchange Agent, the Partnership Surviving Entity or the transfer agent shall be exchanged for the Partnership Per Share Merger Consideration.

(c) Each Company Preferred Partnership Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall be redeemed at the Closing by Company LP for the Redemption Price (as defined in the Company Partnership Agreement; the amounts to be paid with respect to the Company Preferred Partnership Units pursuant to this sentence, the “Preferred Unit Consideration”) in accordance with the terms of Section 7.17 hereof. Subject to the Voting Agreements, Company LP shall be entitled to cause the redemption of the Company Preferred Partnership Units at the Closing without need for further notice to the holders thereof, notwithstanding the provisions of the Company Partnership Unit applicable to the Company Preferred Partnership Units.

Section 3.3 Exchange Fund; Exchange Agent.

(a) Prior to the mailing of the Proxy Statement, Parent will designate a bank or trust company reasonably acceptable to Company to act as a paying and exchange agent in the REIT Merger (the “Exchange Agent”), and the Exchange Agent will administer the payments described in Section 3.1 and Section 3.2.

(b) At or before the REIT Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the REIT Merger Consideration (other than in respect of any Company Equity Awards) and the Partnership Merger Consideration (such cash amount, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock and Company Partnership Units. Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the REIT Merger Consideration (other than in respect of any Company Equity Awards) and the Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(c) The Exchange Fund shall be invested by the Exchange Agent as directed by Parent, on behalf of the REIT Surviving Entity and the Partnership Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the REIT Surviving Entity and the Partnership Surviving Entity and shall be paid to the REIT Surviving Entity and the Partnership Surviving Entity, as the applicable Person directs. No investment of the Exchange Fund shall relieve the REIT Surviving Entity, the Partnership Surviving Entity or the Exchange Agent from making the payments required by this Article 3, and following any losses from any such investment, Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the REIT Surviving Entity’s and the Partnership Surviving Entity’s obligations hereunder for the benefit of the holders of shares of Company Common Stock and/or Company Partnership Units, which additional funds will be deemed to be part of the Exchange Fund.

(d) Prior to the REIT Merger Effective Time, Parent will enter into an exchange and paying agent and nominee agreement with the Exchange Agent, in a form reasonably acceptable to Parent and Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.3.

(e) As soon as reasonably practicable after the REIT Merger Effective Time (but in any event within five (5) Business Days after the REIT Merger Effective Time), Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share, and to each person who immediately prior to the Partnership Merger Effective Time held Company Partnership Units (other than Company): (i) a letter of transmittal (a “Letter of Transmittal”) in customary form as prepared by Parent, the REIT Surviving Entity and the Partnership Surviving Entity and reasonably acceptable to Company (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent), (ii) instructions for use in effecting the surrender of the Certificates or the transfer of Book-Entry Shares in exchange for the REIT Per Share Merger Consideration, and (iii) instructions for use in effecting the surrender of Company Partnership Units in exchange for the Partnership Per Share Merger Consideration.

(f) Upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof), or transfer of any Book-Entry Share or Company Partnership Unit to the Exchange Agent, as applicable, together with a Letter of Transmittal properly completed and validly executed in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of a Book-Entry Share of Company Partnership, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate, Book-Entry Share or Company Partnership Unit shall be entitled to receive in exchange therefor the REIT Per Share Merger Consideration or the Partnership Per Share Merger Consideration, as applicable, for each share of Company

Common Stock formerly represented by such Certificate or Book-Entry Share and each Company Partnership Unit pursuant to the provisions of this Article 3, by mail or by wire transfer after the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), or “agent’s message” or other evidence, and the Certificate so surrendered or the Book-Entry Share so transferred or the Company Partnership Unit so transferred, as applicable, shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof), Book-Entry Shares and Company Partnership Units upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered or transferred as contemplated by this Section 3.3, each Certificate Book-Entry Share and Company Partnership Unit shall be deemed, at any time after the REIT Merger Effective Time and the Partnership Effective Time, as applicable, to represent only the right to receive, upon such surrender, the REIT Per Share Merger Consideration or the Partnership Per Share Merger Consideration, as applicable, as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of the Certificates, Unit Certificates or Book-Entry Shares on the REIT Per Share Merger Consideration or the Partnership Per Share Merger Consideration payable upon the surrender of the Certificates, Unit Certificates (if any) or Book-Entry Shares.

(g) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.3 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the REIT Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of the Partnership Surviving Entity that such Tax either has been paid or is not applicable. Payment of the REIT Per Share Merger Consideration or Partnership Per Share Merger Consideration with respect to Book-Entry Shares or Company Partnership Units shall only be made to the Person in whose name such Book-Entry Shares or Company Partnership Units are registered.

(h) Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock or Company Partnership Units for twelve (12) months after the Closing Date shall be delivered to the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, upon demand, and any former holders of Company Common Stock or former holders of Company Partnership Units who have not theretofore complied with this Article 3 shall thereafter look only to the REIT Surviving Entity (and only as general creditors thereof) for payment of the REIT Merger Consideration or the Partnership Surviving Entity (and only as general creditors thereof) for payment of the Partnership Merger Consideration, as applicable.

(i) None of Parent, Company, the REIT Surviving Entity, the Partnership Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the REIT Merger Consideration or the Partnership Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any shares of Company Common Stock or holders of Company Partnership Units immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.4 Withholding Rights. The REIT Surviving Entity, the Partnership Surviving Entity, Parent or the Exchange Agent (each a “Withholding Agent”), as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration, the Partnership Merger Consideration, the Stock Award Payments and any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Partnership Units, Company Options, shares of Company Restricted Stock or Company Restricted Stock Units or Company LTIP Units, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the REIT Surviving Entity, the posting by such Person of a bond in such reasonable amount as the REIT Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the portion of the REIT Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

Section 3.6 Dissenters Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders, shall be available with respect to the Mergers or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL. The Company covenants and agrees that the Company and the Company Board shall not grant or make available any such dissenters’ or appraisal rights, or rights of objecting stockholders, with respect to the Mergers or the other transactions contemplated by this Agreement without Parent’s prior written consent.

Section 3.7 Effect on Company Equity Awards. All of the provisions of this Section 3.7 shall be effectuated without any action on the part of the holder of any Company Option, share of Company Restricted Stock, Company Restricted Stock Unit or Company LTIP Unit:

(a) Immediately prior to the REIT Merger Effective Time, each Company Option which is outstanding immediately prior to the REIT Merger Effective Time (whether or not then vested or exercisable) shall become fully vested and exercisable (whether or not then vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof). At the REIT Merger Effective Time, except as otherwise agreed to by Parent and a holder of Company Options, each Company Option not theretofore exercised shall be canceled in exchange for the right to receive a single lump sum cash payment, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the REIT Merger Effective Time, whether or not vested or exercisable, and (ii) the excess, if any, of the REIT Per Share Merger Consideration over the exercise price per share of such Company Option (“REIT Option Merger Consideration”). If the exercise price per share of any such Company Share Option is equal to or greater than the REIT Per Share Merger Consideration, such Company Option shall be canceled without any cash payment being made in respect thereof. As of the REIT Merger Effective Time, each holder of Company Options shall cease to have any rights with respect thereto, except the right to receive the REIT Option Merger Consideration related to the applicable Company Option.

(b) Immediately prior to the REIT Merger Effective Time, all Company Restricted Stock Units granted pursuant to a Company Equity Incentive Plan and outstanding immediately prior to the REIT Merger Effective Time (whether or not then vested or subject to any performance condition that has not been satisfied) shall automatically become fully vested and free of any forfeiture restrictions. At the REIT Merger Effective Time, each such Company Restricted Stock Unit shall be considered to be an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the REIT Per Share Merger Consideration for each Company Restricted Stock Unit (the “REIT RSU Merger Consideration”). As of the REIT Merger Effective Time, each holder of Company Restricted Stock Units shall cease to have any rights with respect thereto, except the right to receive the REIT RSU Merger Consideration for each Company Restricted Stock Unit.

(c) Immediately prior to the REIT Merger Effective Time, all shares of Company Restricted Stock which are outstanding immediately prior to the REIT Merger Effective Time shall automatically become fully vested and free of any forfeiture restrictions (whether or not then vested or subject to any performance condition that has not been satisfied). At the REIT Merger Effective Time, each share of Company Restricted Stock shall be considered (to the extent that such share of Company Restricted Stock is not otherwise considered to be outstanding) an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the REIT Per Share Merger Consideration (the “REIT Restricted Stock Merger Consideration”). As of the REIT Merger Effective Time, each holder of shares of Company Restricted Stock shall cease to have any rights with respect thereto, except the right to receive the REIT Restricted Stock Merger Consideration for each share of Company Restricted Stock.

(d) Immediately prior to the Partnership Merger Effective Time, all Company LTIP Units granted pursuant to a Company Equity Incentive Plan and outstanding immediately prior to the Partnership Merger

Effective Time (whether or not then vested or subject to any performance condition or any condition to the booking up of the capital accounts associated with the Company LTIP Units that has not been satisfied) shall automatically become fully vested and free of any forfeiture restrictions. At the Partnership Merger Effective Time, each such Company LTIP Unit shall be considered to be an outstanding Company Partnership Unit for all purposes of this Agreement, including the right to receive the Partnership Per Share Merger Consideration for each Company LTIP Unit (the “Partnership LTIP Merger Consideration” and, together with the REIT Option Merger Consideration, the REIT RSU Merger Consideration and the REIT Restricted Stock Merger Consideration, the “Stock Award Payments”). As of the Partnership Merger Effective Time, each holder of Company LTIP Units shall cease to have any rights with respect thereto, except the right to receive the Partnership LTIP Merger Consideration for each Company LTIP Unit.

(e) No later than five (5) Business Days prior to the REIT Merger Effective Time, Company shall deliver to Parent a schedule setting forth: (i) the REIT Option Merger Consideration to be paid to the holders of Company Options pursuant to Section 3.7(a); (ii) the REIT RSU Merger Consideration to be paid to the holders of Company Restricted Stock Units, pursuant to Section 3.7(b); (iii) the REIT Restricted Stock Merger Consideration to be paid to the holders of shares of Company Restricted Stock pursuant to Section 3.7(c); and (iv) the Partnership LTIP Merger Consideration to be paid to the holders of Company LTIP Units pursuant to Section 3.7(d). At or immediately after the REIT Merger Effective Time, Parent shall cause to be deposited with (x) the REIT Surviving Entity the Stock Award Payments for the benefit of the former holders of Company Options, Company Restricted Stock Units and shares of Company Restricted Stock (collectively, the “Company Equity Awards”); and (y) the Partnership Surviving Entity the Partnership LTIP Merger Consideration for the benefit of the holders of Company LTIP Units. Promptly (but in no event more than five (5) Business Days) following the Closing Date (subject to Section 3.4), the (A) REIT Surviving Entity shall pay to each of the applicable holders of Company Equity Awards, or, in the case of shares of Company Restricted Stock held by each director appointed by the BREDS Representative and the iStar Representative (as each is defined in the Company Articles Supplementary for each series of the Company Preferred Stock), to their designees, the applicable portion of the Stock Award Payments and (B) the Partnership Surviving Entity shall pay to each of the applicable holders of Company LTIP Units the applicable portion of the Partnership LTIP Merger Consideration.

(f) At or prior to the Effective Time, the Company, the Company Board and/or the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that may be necessary to effectuate the provisions of this Section 3.7.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY LP

Except (a) as set forth in the disclosure letter prepared by Company, with numbering corresponding to the numbering of this Article 4 delivered by Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of the Company Disclosure Letter is reasonably apparent on the face of such disclosure and it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced); provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of Company or Company LP made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any of the Company Subsidiaries is a party exists or has actually occurred), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 4), Company and Company LP hereby, jointly and severally, represent and warrant to Parent, REIT Merger Sub and Partnership Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and Company LP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Virginia. Each of Company and Company LP has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of Company and Company LP is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary and, to the Knowledge of the Company, each Timbercreek Entity is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary and, to the Knowledge of the Company, each Timbercreek Entity is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company, Company LP or Company Subsidiary in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary.

(d) Except as set forth on Section 4.1(d) of the Company Disclosure Letter, neither Company, Company LP nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2 Organizational Documents.

(a) Company has made available to Parent complete and correct copies of the Company Charter and the Company Bylaws. Company LP has made available to Parent a complete and correct copy of the Company Partnership Agreement.

(b) Company has made available to Parent copies of the Organizational Documents or governing documents, together with all amendments thereto, of each Company Subsidiary (other than the Company LP) as in effect on the date hereof.

(c) Company is not in violation of any term of the Company Charter or the Company Bylaws. Company LP is not in violation of any term of the Company Partnership Agreement. No Company Subsidiary is in violation of any term of the Organizational Documents of such Company Subsidiary. To the Knowledge of the Company, no Timbercreek Entity is in violation of any term of the governing documents of such Timbercreek Entity. All of the Organizational Documents and governing documents of the Company, Company LP and each Company Subsidiary and, to the Knowledge of the Company, the governing documents of the Timbercreek Entities, are in full force and effect and there are no current dissolution, revocation or forfeiture proceedings regarding the Company, Company LP or any of the Company Subsidiaries or, to the Knowledge of the Company, any of the Timbercreek Entities.

Section 4.3 Capital Structure.

(a) The authorized capital stock of Company consists of 300,000,000 shares of Company Common Stock, 21,900 of which are classified and designated as shares of Series D Common Stock (“Series D Common Stock”), 7,400 of which are classified and designated as shares of Series E Common Stock (“Series E Common Stock”), 50,000,000 shares of preferred stock, $0.01 par value per share, 5,000,000 of which are classified and designated as shares of 9.75% Series A Cumulative Non-Convertible Company Preferred Stock (“Series A Preferred Stock”), 1,000,000 of which are classified and designated as shares of 9.75% Series B Cumulative Non-Convertible Company Preferred Stock (“Series B Preferred Stock”), 21,900,000 of which are classified and designated as shares of 8.75% Series D Cumulative Non-Convertible Company Preferred Stock (“Series D Company Preferred Stock”) and 7,400,000 of which are classified and designated as shares of 9.25% Series E Cumulative Non-Convertible Company Preferred Stock (“Series E Company Preferred Stock” and, together with Series D Company Preferred Stock, “Company Preferred Stock”). At the close of business on October 19, 2015, (i) 27,410,432.29 shares of Company Common Stock were issued and outstanding, (ii) 7,628,285 shares of Series D Company Preferred Stock) were issued and outstanding, (iii) 2,691,102 shares of Series E Company Preferred Stock were issued and outstanding, (iv) 10,000,000 shares of Company Common Stock were reserved for issuance under the Company DRIP, (v) 2,000,000 shares of Company Common Stock in the aggregate were reserved for issuance under the Company Equity Incentive Plan, (vi) 1,111,111 shares of Company Common Stock were reserved for issuance under the Company Warrants and (vii) no shares of Series D Common Stock, Series E Common Stock, Series A Preferred Stock, or Series B Preferred Stock are issued and outstanding. The only Company Warrants that are outstanding are the Company Warrants to purchase an aggregate of $10 million of shares of Company Common Stock and the Floor Price (as such term is defined in the Company Warrants) with respect to each Company Warrant after giving effect to any adjustments to the Floor Price contemplated by the terms of such Company Warrant is at least $9.00 per share. All Company Warrants will be, immediately prior to the REIT Merger Effective Time, terminated and cancelled without any further liability to the Company or its Affiliates and the Company is not required contingently or otherwise to issue any Company Common Stock with respect to the Company Warrants.

(b) Company is the sole general partner of Company LP and the Company owns, directly or indirectly, all of the general partner interests in Company LP. Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date hereof, a list of all partners of the Company LP, including the number and class of general partnership interests held by Company in Company LP and limited partnership interests held by each such partner in Company LP. The “Conversion Factor” as set forth in the limited partnership agreement of Company LP remains at 1.0. None of the partnership interests of Company LP have been certificated.

(c) All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable and no class of capital stock is entitled to preemptive rights. All shares of Company Common Stock reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company or Company LP having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote or holders of or other equity holders of Company LP or any Company Subsidiary may vote.

(d) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation and, to the Knowledge of the Company, of each Timbercreek Entity that is a corporation, are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company and, to the Knowledge of the Company, each Timbercreek Entity that is a partnership or limited liability company, are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries and, to the Knowledge of the Company, each of the Timbercreek Entities, which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth on Section 4.3(d) of the Company Disclosure Letter, Company LP owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries and each of the Timbercreek Entities (to the extent of its interest therein), free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on Company’s financial statements (if such reserves are required pursuant to GAAP).

(e) Other than pursuant to a Company Equity Incentive Plan (including in connection with the satisfaction of withholding Tax obligations pursuant to certain awards outstanding under a Company Equity Incentive Plan in the event that the grantees fail to satisfy withholding Tax obligations), the Company DRIP, the Company Warrants and the Omnibus Agreement, there are no outstanding subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company, Company LP or any of the Company Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company, Company LP or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, securities or other equity interests. Section 4.3(e) of the Company Disclosure Letter sets forth, as of the close of business on September 25, 2015, an individualized list of each outstanding Company Equity Award and each award of Company LTIP Units, and (A) the number of Company Common Shares subject to such outstanding Company Equity Award and/or Company LTIP Unit (based on achievement of both target and maximum performance, if applicable) and (B) the grant date, vesting schedule, exercise price (if applicable), purchase price or similar pricing of such Company Equity Award and/or award of Company LTIP Units. The Company DRIP has been since July 1, 2015, and as of the date of Closing will continue to be, suspended and there are no amounts that have been contributed to the Company DRIP for which the applicable participant has not received the corresponding amount of Common Stock in accordance with the Company DRIP.

(f) Other than pursuant to the Corporate Governance Agreement and Organizational Documents of Company, Company LP, the Company Subsidiaries and other entities in which Company directly or indirectly owns an interest, none of Company, Company LP or any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of Company or any of the Company Subsidiaries.

(g) Neither Company nor Company LP has a “poison pill” or similar equityholder rights plan.

(h) Except as set forth on Section 4.3(h) of the Company Disclosure Letter, neither Company, Company LP nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(i) All Company Equity Awards, were (i) in the case of Company Options, granted with an exercise price per share no lower than the “fair market value” (as defined in the applicable Company Equity Incentive Plan) of one share of Company Common Stock on the date of the corporate action effectuating the grant, (ii) granted, accounted for, reported and disclosed in accordance with the applicable Laws, accounting rules and stock exchange requirements, and (iii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company’s financial statements in accordance with GAAP. Without limiting the generality of the preceding sentence, the Company has not engaged in any back dating, forward dating or similar activities with respect to the Company Equity Awards, and has not been the subject of any investigation by the SEC, whether current, pending, threatened or closed (in the case of any such pending or threatened investigation, to the Knowledge of the Company), with respect to any such activities.

(j) Except as set forth on Section 4.3(j) of the Company Disclosure Letter, all dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(k) Attached as Section 4.3(k) of the Company Disclosure Letter, is a true and accurate calculation of the Redemption Price of the Series D Company Preferred Stock and the Series E Company Preferred Stock as of September 16, 2015. To the Knowledge of the Company, no event has occurred, with notice or lapse of time or both, that would cause the Company to be required to pay any amount with respect to the Make-Whole Payment (as defined in the Company Articles Supplementary) or the Per Share Unfunded True-Up Amount at the Actual Redemption Date (as defined the Company Articles Supplementary), assuming the Actual Redemption Date occurs prior to the Outside Date.

Section 4.4 Authority.

(a) Each of Company and Company LP has all necessary and requisite corporate or partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which Company or Company LP is a party, including the Mergers. The execution and delivery of this Agreement by Company and Company LP and the consummation by Company and Company LP of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or partnership action, and no other corporate or partnership proceedings on the part of Company or Company LP are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject to (i) the receipt of the Company Stockholder Approval, (ii) with respect to the REIT Merger, (x) the filing of the REIT Merger Articles of Merger with, and acceptance for record of the REIT Merger Articles of Merger by, the SDAT and (y) the filing of the REIT Merger Certificate of Merger with, and acceptance for record of the REIT Merger Certificate of Merger by, the DE SOS, and (iii) with respect to the Partnership Merger, the filing of the Partnership Merger Articles of Merger with, and the acceptance for record of the Partnership Merger Articles of Merger by, the SCC. This Agreement has been duly executed and delivered by Company and Company LP, and assuming due authorization, execution and delivery by Parent, REIT Merger Sub and Partnership Merger Sub, constitutes a legally valid and binding obligation of Company and Company LP enforceable against Company and Company LP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) Other than directors elected by the holders of the Preferred Stock, who have abstained from voting with respect to the following matters, the Company Board has (i) unanimously determined that the terms of this Agreement are fair to and in the best interests of the Company and the holders of Company Common Stock, (ii) unanimously approved, adopted and declared advisable this Agreement, (iii) unanimously directed that this Agreement be submitted to a vote of the holders of Company Common Stock, and (iv) unanimously resolved to recommend that holders of Company Common Stock vote in favor of approval and adoption of this Agreement, the Mergers and the other transactions contemplated by this Agreement (such recommendations, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3. The directors of the Company Board that so approved such Company Board Recommendation constitute a majority of the entire Company Board.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Company and Company LP does not, and the performance of this Agreement and their respective obligations hereunder by each of Company and Company LP will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter or the Company Bylaws, (B) the Company Partnership Agreement, or (C) any equivalent organizational or governing document of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Company, Company LP or any Company Subsidiary or by which any property or asset of Company, Company LP or any Company Subsidiary is bound, or (iii) require any notice, consent or approval (except as contemplated by Section 4.5(b) or as set forth on Section 4.5(a) of the Company Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company, Company LP or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company, Company LP or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Company, Company LP or any Company Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Company and Company LP does not, and the performance of this Agreement and their respective obligations hereunder by each of Company and Company LP will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) for any filings required by any state securities or “blue sky” Laws, (iii) (x) the filing of the REIT Merger Articles of Merger with, and the acceptance for record of the REIT Merger Articles of Merger by, the SDAT pursuant to the MGCL and (y) the filing of the REIT Merger Certificate of Merger with, and acceptance for record of the REIT Merger Certificate of Merger by, the DE SOS, (iv) the filing of the Partnership Merger Articles of Merger with, and the acceptance for record of the Partnership Merger Articles of Merger by, the SCC pursuant to the VRULPA, (v) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.17 and Section 4.18, which are addressed solely in those sections (the “Additional Company Permits”), Company, Company LP and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including building permits and certificates of occupancy, necessary for Company, Company LP and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All applications required to have been filed for the renewal of Company Permits (other than the Additional Company Permits) have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits (other than the Additional Company Permits) have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither Company, Company LP nor any Company Subsidiary has received any written notice nor has any Knowledge indicating that Company, Company LP or any Company Subsidiary currently is not in compliance in any material respect with the terms of any Company Permit (other than the Additional Company Permits).

(b) None of Company, Company LP or any Company Subsidiary is or has been in conflict with, or in default or violation of, (i) any Law applicable to Company, Company LP or any Company Subsidiary or by which any property or asset of Company, Company LP or any Company Subsidiary is bound, (ii) the privacy policies and notices posted or disclosed by or on behalf of Company, Company LP or any Company Subsidiary or (iii) any Company Permits, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Documents; Financial Statements.

(a) Company has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, statements, schedules and reports required to be filed by Company with the SEC since January 1, 2011 (the forms, documents, statements and reports filed with the SEC since January 1, 2011 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents, at the time of filing or being furnished, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement. Company does not have any outstanding and unresolved comments from the SEC with respect to any Company SEC Documents and, to the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of an ongoing SEC review. No Company Subsidiary is required to file any form or report with the SEC.

(b) Company has made available to Parent complete and correct copies of all written correspondence between the SEC, on one hand, and Company, on the other hand, since January 1, 2011.

(c) The consolidated financial statements of Company, Company LP and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Company, Company LP and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Company, Company LP and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d) Neither Company, Company LP nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Company, Company LP and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of Company, Company LP or any Company Subsidiary or iStar Apartment Holdings LLC, BREDS II Q Landmark LLC or their respective Affiliates, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company, any Company Subsidiary or such Company’s, Company LP’s or Company Subsidiary’s audited financial statements or other Company SEC Documents.

(e) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate in all material respects on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” will have the meanings given to such terms in SOX. None of the Company, Company LP or any Company Subsidiary has outstanding (nor has arranged or modified since the enactment of SOX) any “extensions of credit” (within the meaning of Section 402 of SOX) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company, Company LP or any Company Subsidiary. The Company is otherwise in compliance with all applicable provisions of SOX, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company, Company LP and the Company Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s, Company LP’s and each of the Company Subsidiaries’ assets that could have a material effect on the Company’s, Company LP’s and Company Subsidiaries’ consolidated financial statements. The Company has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board and on Section 4.7(f) of the Company Disclosure Letter (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(g) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(h) Attached to Section 4.7(h) of the Company Disclosure Letter is the consolidated balance sheet of the Company, Company LP and the Company Subsidiaries as of September 30, 2015, which has been prepared in good faith by the Company and, to the Knowledge of the Company, fairly presents, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject to the regular quarterly review of such balance sheet by the Company’s auditors and normal, recurring adjustments, none of which are anticipated to be material), the consolidated financial position of Company, Company LP and the Company Subsidiaries, taken as a whole, as of the date thereof.

Section 4.8 Absence of Certain Changes or Events. From December 31, 2014 through the date of this Agreement and except as set forth on Section 4.8 of the Company Disclosure Letter, (i) Company, Company LP and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (ii) there has not been any Company Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence (including the incurrence of any liabilities of any nature, whether accrued or not, contingent or otherwise or any assignment, transfer, license abandonment or other disposition of assets of the Company or any Company Subsidiary) that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to result in a Company Material Adverse Effect, and (iii) there has not been any material change in any method of accounting or accounting practice or material change in any tax method or election by the Company or any Company Subsidiary.

Section 4.9 No Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there are no liabilities of Company, Company LP or any of the Company Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise), other than: (a) liabilities reflected or reserved against on the balance sheet of Company dated as of December 31, 2014 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2014.

Section 4.10 No Default. None of Company, Company LP or any of the Company Subsidiaries or, to the Knowledge of the Company, any of the Timbercreek Entities, is in default or violation of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws, (ii) the Company Partnership Agreement, or (iii) the comparable charter or Organizational Documents or other governing documents of any of the Company Subsidiaries or Timbercreek Entities, or (b) any Existing Loan Document, except in the case of (b) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter, (a) as of the date of this Agreement, there is no Action pending or, to the Knowledge of Company, threatened against Company, Company LP or any Company Subsidiary, and (b) neither Company, Company LP nor any Company Subsidiary, nor any of the Company Properties, or, to the Knowledge of Company, any of the Timbercreek Properties, is subject to any outstanding Order of any Governmental Authority.

Section 4.12 Taxes.

(a) Each of Company, Company LP and each Company Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Each of Company, Company LP and each Company Subsidiary has duly paid (or there has been paid on their behalf), all material Taxes required to be paid by them, whether or not shown on any Tax Return. The most recent financial statements contained in the Company SEC Documents filed prior to the date hereof reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Company, Company LP and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, and Taxes payable by the Company, Company LP and the Company Subsidiaries on the Closing Date will not exceed such reserve as adjusted through the Closing Date in accordance with the past custom and practice of the Company, Company LP and the Company Subsidiaries in filing their Tax Returns. None of the Company, Company LP or any Company Subsidiary has any outstanding agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any material Tax matter is currently in force with respect to the Company, Company LP or any Company Subsidiary.

(b) Company (i) for all taxable years commencing with Company’s year ending December 31, 2006 and through December 31, 2014, has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2015, and will continue to operate until the REIT Merger Effective Date, in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) no challenge from a Governmental Authority is pending or, to the Knowledge of Company, threatened with respect to the Company’s status as a REIT. None of the Company, Company LP or any Company Subsidiary has taken any action or omitted to take any action which would reasonably be expected to result in a successful challenge by the IRS to the Company’s status as a REIT. No Company Subsidiary is a corporation for United States federal income tax purposes. Section 4.12 of the Company Disclosure Letter sets forth a true, correct and complete list identifying each Company Subsidiary that is a partnership for Federal income tax purposes, a disregarded entity for Federal income tax purposes, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “QRS”), a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each a “Taxable REIT Subsidiary”), or any other entity treated as a corporation for Federal income tax purposes. Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with Company’s year ending December 31, 2006 and through December 31, 2014, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year, and (y) Company’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of Company, Company LP or any Company Subsidiary; (ii) no material deficiency for Taxes of Company, Company LP or any Company Subsidiary has been claimed, proposed or assessed in writing by any Governmental Authority, which deficiency has not yet been settled; (iii) neither Company, Company LP nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) except as set forth on Section 4.12(c) of the Company Disclosure Letter, neither Company, Company LP nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither Company, Company LP nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each Company Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for federal income tax purposes.

(e) Neither Company, Company LP nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (assuming for this purpose that the “recognition period,” as defined in Section 1374 of the Code, is in all cases 10 years) or the “prohibited transactions” Tax under Section 857(b)(6), nor has it disposed of any such asset during its current taxable year.

(f) For all taxable years commencing with Company’s year ending December 31, 2006, Company, Company LP and the Company Subsidiaries have not incurred (i) any material liability for Taxes under Sections 856(c), 857(b), 857(f), 860(c) or 4981 of the Code or any rules similar to Section 1374 of the Code which have not been previously paid, (ii) none of Company, Company LP or any Company Subsidiary has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no condition or circumstances exists, which presents a material risk that any material liability for Taxes described in the preceding sentence will be imposed upon Company, Company LP or any Company Subsidiary

(g) Company, Company LP and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3402 and 1471 through 1474 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) Except as set forth in Section 4.12(h) of the Company Disclosure Letter, there are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and no person has raised in writing a claim against Company, Company LP or any Company Subsidiary for any breach of any Company Tax Protection Agreements and the Company and the Company LP have been and are in full compliance with the obligations under such agreements except to the extent the obligations under such agreements have been waived or terminated. Neither the Company nor Company LP owes any amount under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company, Company LP or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner or requiring the payment of Tax indemnification or reimbursement. As used herein, “Company Subsidiary Partnership” means each of Company LP and any other Company Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Liens upon any property or assets of Company, Company LP or any Company Subsidiary, except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Company, Company LP or any Company Subsidiary (other than (A) any agreement or arrangement either solely between the Company and any Company Subsidiary or solely between or among any two or more Company Subsidiaries, (B) customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business, and (C) Company Tax Protection Agreements), and after the Closing Date neither Company, Company LP nor any Company Subsidiary shall be bound by any such Tax allocation or Tax sharing agreements, Tax Protection Agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Neither Company, Company LP nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(l) Neither Company, Company LP nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(m) Neither Company, Company LP nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) None of Company, Company LP or any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by Company, Company LP or any Company Subsidiary (other than to Company, Company LP or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p) The Company does not have any earnings and profits attributable to itself or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(q) The aggregate federal income tax basis (as determined immediately prior to the consummation of any transactions contemplated pursuant to this Agreement) of the assets that will be transferred to REIT Merger Sub in the Merger exceeds the amount of the Company’s liabilities that REIT Merger Sub is assuming from the Company and taking the assets subject to, as determined for federal income tax purposes.

(r) Section 4.12(r)(i) of the Company Disclosure Letter sets forth the agreed upon appraised value of each of the Company Owned Properties named therein (such Company Owned Properties, the “G&E Included Assets”) as of the date set forth opposite such Included Asset in Section 4.12(r)(i) of the Company Disclosure Letter. The G&E Included Assets constitute all of the Included Assets (as defined in the Company Partnership Agreement). Section 4.12(r)(ii) of the Company Disclosure Letter sets forth (i) the amount of indebtedness securing the Included Assets as of the date hereof, (ii) the cumulative amount of distributions made to Company and to any Limited Partners (as defined in the Company Partnership Agreement) (other than Grubb & Ellis REIT Advisor, LLC (“Grubb & Ellis”)) with respect to Company Partnership Units issued in connection with the acquisition of the Included Assets from the inception of Company LP through the date hereof plus the amount of any distributions with respect to Company Partnership Units that have been announced but not yet made to the Company and to any Limited Partners, (iii) the Invested Capital (as defined in the Company Partnership Agreement) as of the date hereof (excluding Invested Capital relating to the Separate Asset Value (as defined in the Company Partnership Agreement)), (iv) the capital value of any Company Partnership Units issued in connection with the acquisition of the Included Assets to the Limited Partners (other than Grubb & Ellis) as valued by Company as of the date of such issuance, and (v) the Return (as defined in the Company Partnership Agreement) that has accrued with respect to such Invested Capital of Company and that has accrued to any Limited Partners (other than Grubb &

Ellis) with respect to Company Partnership Units issued in connection with the acquisition of the Included Assets for the period from the inception of Company LP through the date hereof. Based on the appraised values set forth in Section 4.12(r)(i) of the Company Disclosure Letter and the amounts set forth in Section 4.12(r)(ii) of the Company Disclosure Letter, upon consummation of the Mergers, no amounts will be payable by Company or Company LP to Grubb & Ellis as a result of the redemption of the Incentive Limited Partnership Interest (as defined in the Company Partnership Agreement) for the Deferred Termination Amount (as defined in the Company Partnership Agreement). Section 4.12(r)(iii) sets forth the names of any officer or director of the Company, Company LP or the Company Subsidiaries that has any rights to receive, or has beneficial ownership of any Person entitled to receive, any portion of the Deferred Termination Amount.

Section 4.13 Benefit Plans.

(a) Section 4.13(a)(i) of the Company Disclosure Letter lists all Benefit Plans, in each case, to which the Company, Company LP, any Company Subsidiary or any of their ERISA Affiliates is a party, with respect to which the Company, Company LP, any Company Subsidiary or any of their ERISA Affiliates has or could have any current or future obligation or liability (contingent or otherwise), or under which any of the current or former employees, officers, directors or independent contractors of the Company, Company LP, any Company Subsidiary or any of their ERISA Affiliates (or any of their dependents thereof) has any present or future right to compensation or benefits (all such plans, programs, arrangements, contracts or agreements, collectively, the “Plans”). The Company has made available to Parent, to the extent applicable, copies, which are correct and complete in all material respects, of the following: (i) the Plans to the extent in written form (or to the extent not in written form, an accurate written description of all of the material terms of such Plan), (ii) the annual reports (Form 5500s) filed with the IRS for the last three plan years, (iii) the most recently received IRS determination letter or opinion letter, if any, relating to a Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Plan, (v) the most recent summary plan description for such Plan and all modifications thereto, (vi) any related trust agreement or other funding instrument, and (vii) all material correspondence with the Department of Labor, the IRS or any other governmental entity with respect to any Plan for the last three plan years. Except as set forth in Section 4.13(a)(ii) of the Company Disclosure Letter, the Company sponsors no employee benefits plans for non-U.S. employees. Except as specifically provided in the foregoing documents delivered or made available to the Parent, there are no amendments to any Plan that have been adopted or approved, nor has the Company, Company LP or any Company Subsidiary undertaken to make any such amendments or to adopt or approve any new Plan and none of the Company, Company LP, any Company Subsidiary or any of their ERISA Affiliates has any commitment to establish any new benefit plan, program or arrangement.

(b) Each Plan has been established, funded and operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to result in a material liability to the Company, Company LP or any Company Subsidiary, no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Plan. Each Plan that is in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained since January 1, 2005 in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder. Except as set forth on Section 4.13(b) of the Company Disclosure Letter, no individual is entitled to any gross-up, make-whole or other additional payment from the Company, Company LP or any Company Subsidiary in respect of any tax (including Federal, state, local or foreign income, excise or other taxes (including taxes imposed under Section 409A or Section 4999 of the Code)) or interest or penalty related thereto. No Action (including any investigation, audit or other administrative proceeding) is pending or, to the Knowledge of the Company, threatened or anticipated, with respect to any Plan (other than claims for benefits in the ordinary course) nor are there facts or circumstances that exist that could reasonably give rise to any such actions.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Company, Company LP and each Company Subsidiary is currently entitled to rely upon, or is entitled to rely on a favorable opinion issued by the IRS, and except as would not reasonably be expected to have a Company Material Adverse Effect, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan.

(d) None of the Company nor any ERISA Affiliate, has ever sponsored, maintained or had any obligation with respect to any employee benefit plan that (i) is subject to the provisions of Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code, (iii) is a voluntary employee beneficiary association, (iv) is a multiemployer plan within the meaning of Section 3(37) of ERISA, (v) is a multiple employer plan as defined in Section 413 of the Code, or (vi) is a “funded welfare plan” within the meaning of Section 419 of the Code. None of the Company nor any ERISA Affiliate has ever incurred or reasonably expects to incur any material liability pursuant to Title I or Title IV of ERISA (including any Controlled Group Liability) or any foreign Law or regulation relating to employee benefit plans, whether contingent or otherwise. Except as set forth on Section 4.13(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company, Company LP or any Company Subsidiary, except as required by Section 4980B of the Code or similar state Law.

(e) Except as set forth in Section 4.13(e)(i) of the Company Disclosure Letter or as otherwise specifically contemplated by this Agreement with respect to the Company Equity Awards, neither the execution or delivery of this Agreement nor the consummation of the Mergers and the transactions contemplated hereby will (either alone or in conjunction with any other event (whether contingent or otherwise)) result in or cause the vesting, exercisability, funding, acceleration of payment or delivery of, or increase in the amount or value of, any payment, right or other benefit otherwise due to any current or former employee, officer, director or other service provider of the Company or any ERISA Affiliate. Except as set forth in Section 4.13(e)(ii) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the Mergers and the transactions contemplated hereby will (either alone or in conjunction with any other event (whether contingent or otherwise)) (x) entitle any current or former employee, officer, director or service provider of Company or any ERISA Affiliate to severance pay, unemployment compensation or any other similar termination payment, or (y) result in any amount failing to be deductible by reason of Section 280G of the Code. Except as set forth in Section 4.13(e)(iii) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code. The Company has provided Parent with reasonable estimates of the potential excess parachute payments (within the meaning of Section 280G of the Code), if any, paid or payable by the Company, Company LP or any Company Subsidiary in connection with the transactions contemplated by this Agreement, either as a result of the transactions contemplated by this Agreement or in conjunction with any other event.

(f) With respect to each Plan, all contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code and applicable Law, and all contributions for any period ending on or before the Closing Date that are not yet due have been made or properly accrued in accordance with GAAP.

(g) Any individual who performs services for the Company, Company LP or any Company Subsidiary and who is not treated as an employee for federal income tax purposes by the Company or the Company Subsidiaries is not an employee under applicable Law for any purpose including, without limitation, for tax withholding purposes or Plan purposes. Each of the Company, Company LP and each Company Subsidiary has no material liability by reason of an individual who performs or performed services for the Company, Company LP or any Company Subsidiary in any capacity being improperly excluded from participating in any Plan or any person being improperly allowed to participate in any Plan.

(h) For purposes of this Section 4.13(h), “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 601 et seq. of the Code and Section 601 et seq. of ERISA, and (v) under corresponding or similar provisions of foreign Laws or regulations.

Section 4.14 Labor Matters.

(a) Except as set forth in Section 4.14(a) of the Company Disclosure Letter, none of Company, Company LP or any Company Subsidiary is a party to or bound by any collective bargaining agreement,

trade union or other labor union contract applicable to persons employed by Company, Company LP or any Company Subsidiary. Except as set forth in Section 4.14(a) of the Company Disclosure Letter (i) none of Company, Company LP or any Company Subsidiary has breached or otherwise failed to comply, in any material respect, with any provision of any such agreement or contract described in the preceding sentence, and there are no grievances outstanding against Company, Company LP or any Company Subsidiary under such agreement or contract, (ii) none of the employees of Company, Company LP or any Company Subsidiary is represented by a union or similar labor organization, (iii) to the Knowledge of the Company, no union organizing efforts have been conducted within the last five (5) years or are now being conducted, and (iv) there is no, and, to the Knowledge of the Company, there has not been a threatened strike, slowdown, work stoppage, lockout or other material labor dispute by or with respect to any employees of Company, Company LP or any Company Subsidiary.

(b) Each of Company, Company LP and each Company Subsidiary is in compliance in all material respects with all applicable Laws relating to the employment of labor and employment, including all applicable Laws relating to wages, hours, collective bargaining, unemployment compensation, employment discrimination, civil rights, immigration control, employee classification, safety and health, workers’ compensation, pay equity, information privacy and security, and the collection and payment of withholding and/or social security taxes. None of Company, Company LP or any Company Subsidiary is delinquent in paying, or has otherwise failed to pay, any wages due to any employee or group of employees. None of Company, Company LP or any Company Subsidiary has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(c) There are no (i) unfair labor practice charges or complaints against Company, Company LP or any Company Subsidiary pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the Knowledge of the Company, no such representations, claims or petitions are threatened, or (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority.

Section 4.15 Information Supplied. None of the information relating to Company, Company LP and the Company Subsidiaries contained in the Proxy Statement or that is provided by Company, Company LP and the Company Subsidiaries for inclusion or incorporation by reference in any other document filed with any Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof or at the time the Company Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) with respect to any other document to be filed by Company with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will (with respect to Company, its officers and directors, Company LP and the Company Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder with respect to statements made or incorporated by reference by Parent.

Section 4.16 Intellectual Property. Except as set forth in Section 4.16 to the Company Disclosure Letter, neither Company, Company LP nor any Company Subsidiary: (i) owns any registered trademarks, patents, copyrights or Internet domain names, (ii) has any pending applications, registrations or recordings for any trademarks, patents or copyrights, or (iii) is a party to any licenses, contracts or agreements with respect to use, registration or ownership by (A) Company, Company LP or any Company Subsidiary of any material Intellectual Property (other than any license of commercially available software in the ordinary course of business that does not obligate the Company, Company or any Company Subsidiary to make aggregate expenditures in excess of $100,000) or (B) by any other Person of any material Intellectual Property owned by the Company. The material registered Intellectual Property set forth on Section 4.16 of the Company Disclosure Letter is unexpired and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of Company, no Intellectual Property used by Company, Company LP or any of the Company Subsidiaries infringes or otherwise violates or is alleged to infringe or otherwise violate any Intellectual Property rights of any third party. No claims are pending contesting the validity, enforceability, ownership or use of any material Intellectual Property owned by the Company or alleging that the Company, Company LP or any of the Company Subsidiaries infringes or otherwise violates any Intellectual Property Rights of any third person in any material respect. To the Knowledge of Company, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of Company, Company LP or any Company Subsidiary. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, Company, Company LP and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of Company, Company LP and the Company Subsidiaries as it is currently conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, none of Company, Company LP or any Company Subsidiary has experienced any interruption to, or any breach of the security of, its information technology systems, or any personal or other sensitive information in its possession or under its control.

Section 4.17 Environmental Matters. Except as set forth in Section 4.17 of the Company Disclosure Letter, or, other than with respect to Section 4.17(h), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) Company, Company LP, each Company Subsidiary and, to the Knowledge of the Company, each Timbercreek Entity, are in compliance with all Environmental Laws.

(b) Company, Company LP, each Company Subsidiary and, to the Knowledge of the Company, each Timbercreek Entity, have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(c) Neither Company, Company LP nor any Company Subsidiary nor, to the Knowledge of the Company, any Timbercreek Entity, has received any written notice, demand, letter or claim alleging that Company, Company LP or any such Company Subsidiary or Timbercreek Entity is in violation of, or liable under, any Environmental Law or that any Order has been issued against Company, Company LP or any Company Subsidiary or Timbercreek Entity which remains unresolved. There is no Action pending, or, to the Knowledge of Company, threatened against Company, Company LP or any Company Subsidiary or, to the Knowledge of the Company, any Timbercreek Entity, under any Environmental Law.

(d) Neither Company, Company LP nor any Company Subsidiary has entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Company, threatened against Company, Company LP or any Company Subsidiary under any Environmental Law.

(e) Neither Company, Company LP nor any Company Subsidiary has become subject to or assumed, either by contract or, to the Knowledge of Company, by operation of Law, any liability under any Environmental Law or relating to the release of any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to the release of any Hazardous Substances.

(f) Neither Company, Company LP nor any Company Subsidiary has caused, and to the Knowledge of Company, no third party has caused any release, storage, disposal, handling, transportation or treatment of, or exposed any Person to, a Hazardous Substance that would be required to be investigated or remediated by or has otherwise given rise to any material liability of Company, Company LP or any Company Subsidiary under any Environmental Law.

(g) Except in compliance with all applicable Environmental Law, there is no site to which Company, Company LP or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of Company, is or may become the subject of any Action under Environmental Law.

(h) Company, Company LP and the Company Subsidiaries have made available to Parent all material environmental audits, reports and other environmental documents relating to their or their Affiliates’ or predecessors’ past or current properties, facilities or operations that are in their possession or under their reasonable control.

Section 4.18 Properties.

(a) Section 4.18(a)(i) of the Company Disclosure Letter sets forth a list of the address of each Company Owned Property. With respect to each Company Owned Property, the Company, Company LP or a Company Subsidiary owns good and marketable fee simple title to such Company Owned Property, free and clear of Liens, except for Company Permitted Liens. Section 4.18(a)(ii) of the Company Disclosure Letter sets forth a list of each real property which, as of the date of this Agreement, is under contract by Company, Company LP or a Company Subsidiary for purchase by Company, Company LP or such Company Subsidiary.

(b) Neither Company, Company LP nor any of the Company Subsidiaries has received written notice (and to the Knowledge of Company, there is no basis for the issuance of any such notice) (i) that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any of the Timbercreek Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or Timbercreek Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties or Timbercreek Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c) No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Company Properties or, to the Knowledge of the Company, any of the Timbercreek Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties or, to the Knowledge of the Company, any of the Timbercreek Properties has failed to be obtained or is not in full force and effect, and neither Company, Company LP nor any Company Subsidiary has received written notice (and to the Knowledge of Company, there is no basis for the issuance of any such notice) of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.18(c) of the Company Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending, or to the Knowledge of Company, is threatened, with respect to any owned Company Property, or, to the Knowledge of the Company, any Timbercreek Property, and neither Company, Company LP nor any Company Subsidiary has received any written notice (and to the Knowledge of Company, there is no basis for the issuance of any such notice) to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of Company Properties or Timbercreek Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property or Timbercreek Properties.

(d) Section 4.18(d) of the Company Disclosure Letter sets forth the address of each Company Leased Property, if any, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Company Leased Property (including the date and name of the parties to such Lease document). True and complete (in all material respects) copies of all Leases affecting the interest of Company, Company LP or any Company Subsidiary in Company Properties in effect as of the date hereof, have been made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.18(d) of the Company Disclosure Letter, (u) either Company, Company LP or a Company Subsidiary owns good and marketable leasehold title to each of the Company Leased Properties, free and clear of Liens, except for Company Permitted Liens; (v) the transactions contemplated by this Agreement do not require the consent of any other party to such

Lease, will not result in a breach or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing, (w) except for the Company Leases, none of Company, Company LP or any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Company Leased Property or any portion thereof; (x) neither Company, Company LP nor any Company Subsidiary is and, to the Knowledge of Company, and no other party is in breach or violation of, or default under, any Lease; (y) no event has occurred that would result in a breach or violation of, or a default under, any Lease by Company, Company LP or any Company Subsidiary or any other party thereto (in each case, with or without notice or lapse of time); and (z) each Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Company, Company LP or a Company Subsidiary and, to the Knowledge of Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(e) Except as set forth on the Company Title Insurance Policies, there are no pending Tax abatements or exemptions specifically affecting any Company Properties or, to the Knowledge of the Company, any Timbercreek Properties, and Company, Company LP and Company Subsidiaries have not received any written notice (and to the Knowledge of Company, there is no basis for the issuance of any such notice) of any proposed increase in the assessed valuation of any Company Property or, to the Knowledge of the Company, any Timbercreek Property, or of any proposed public improvement assessments that, in any of the foregoing, will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Company, Company LP and Company Subsidiaries or to the Timbercreek Entities, considered as a whole.

(f) There are no (i) unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof or a direct or indirect interest therein, or (ii) other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof or a direct or indirect interest therein that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than Company or a Company Subsidiary (a “Company Third Party”). Neither the Company, nor Company LP nor any Company Subsidiary, is a party to any agreement or option to purchase any real property or interest therein.

(g) Except pursuant to a Company Lease, or any Lease affecting any Company Property, none of Company, Company LP or any Company Subsidiary is a party to any agreement pursuant to which Company, Company LP or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

(h) For each Company Property, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by Company, Company LP or the applicable Company Subsidiary with respect to the Company Properties that are not subject to the ground leases, and (ii) leasehold insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that Company, Company LP, or the applicable Company Subsidiary holds with respect to each Company Property that is subject to a ground lease (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A true and complete copy of each Company Title Insurance Policy and the title exception documents referenced therein has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, nor, to the Knowledge of Company does any fact or condition exist that would give rise to a claim, against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.

(i) Section 4.18(i) of the Company Disclosure Letter lists each Company Property that is (i) under development as of the date hereof (other than normal repair and maintenance), and describes the status of such development as of the date hereof or (ii) subject to a binding agreement for development or commencement of construction by Company, a Company Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(j) Section 4.18(j) of the Company Disclosure Letter lists all contracts under which a third party provides property management services to Company, Company LP or a Company Subsidiary, or under which

Company, Company LP or a Company Subsidiary provides property management services to a third party (the “Management Agreements”), the parties thereto (other than Company, Company LP, or a Company Subsidiary) and identifies the Company Properties or third party properties, as applicable, managed pursuant to such Management Agreements. A true and complete copy of each Management Agreement has been made available to Parent, and except as would not, individually or in the aggregate, reasonably be expected to be material to any Company Property or as set forth in Section 4.18(j) of the Company Disclosure Letter, with respect to each Management Agreement, (i) none of Company, Company LP or any Company Subsidiary is and, to the Knowledge of Company, no other party is in breach or violation of, or default under, such Management Agreement, (ii) no event has occurred that would result in a breach or violation of, or a default under, such Management Agreement by Company, Company LP or any Company Subsidiary, or, to the Knowledge of Company, any other party thereto (in each case, with or without notice or lapse of time); and (iii) such Management Agreement is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Company, Company LP or a Company Subsidiary and, to the Knowledge of Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(k) Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property (including computer hardware and network equipment) owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), and such property is in good working order and condition, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of Company’s or any of the Company’s Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that would not reasonably be expected to have a Company Material Adverse Effect.

(l) To the Knowledge of Company, (i) there are no structural defects, latent defects, violation of Law or other facts or conditions relating to any Company Property that have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) there is no physical damage to any Company Property that have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

(m) Company, Company LP and Company Subsidiaries, and, to the Knowledge of the Company, the Timbercreek Entities, do not own any real property other than the Company Owned Property and the Timbercreek Owned Property and do not lease, sublease or otherwise occupy any real property owned by a third party other than the Company Leased Property and Timbercreek Leased Property.

(n) With respect to the Company Leases, (i) there are no leasing, brokerage commissions or security deposits due to any party relating to any Company Leases, (ii) Company, Company LP or a Company Subsidiary is the sole owner of the lessor’s interest in all of the Company Leases and, to the Knowledge of Company, each Company Lease has been duly and validly executed and delivered by the parties thereto, is in full force and effect, and is a valid, binding and enforceable obligation of the tenants thereunder and (iii) to the Knowledge of Company, none of the Company, Company LP or any Company Subsidiary is in breach or default under any Company Lease.

Section 4.19 Material Contracts

(a) Except for contracts filed as exhibits to the Company SEC Documents or as set forth in Section 4.19(a) of the Company Disclosure Letter, as of the date of this Agreement, neither Company, Company LP nor any Company Subsidiary is a party to or bound by any Contract that, as of the date hereof:

(i) is required to be filed as an exhibit to the Company Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act and that has not been so filed as of the date of this Agreement;

(ii) obligates Company, Company LP or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000 over the remaining term of such contract and is not cancelable within ninety (90) days without material penalty to Company, Company LP or any Company Subsidiary, except for any Company Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Company Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Company, Company LP or any Company Subsidiary, or that otherwise restricts the lines of business conducted by Company, Company LP or any Company Subsidiary or the geographic area in which Company, Company LP or any Company Subsidiary may conduct business, except for radius restrictions that may be contained in Company Leases entered into in the ordinary course of business consistent with past practice;

(iv) is a Contract (other than the Company Charter, Company Bylaws, Company Partnership Agreement or Organizational Document of a Company Subsidiary or indemnification agreements provided to Parent) that obligates Company, Company LP or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Company, Company LP or any Company Subsidiary, or, except in the ordinary course of business, any other Person, pursuant to which Company, Company LP or a Company Subsidiary is the indemnitor;

(v) is a collective bargaining agreement or similar agreement with any trade union, works council or other labor organization;

(vi) is for the engagement of any person on a full-time, part-time, or consulting basis and providing for annual compensation in excess of $100,000;

(vii) is a settlement, conciliation, or similar Contract with any Governmental Authority or that imposes any material monetary or non-monetary obligations upon Company, Company LP or any Company Subsidiary after the date of this Agreement;

(viii) is a management Contract with a third party whereby the Company, Company LP or a Company Subsidiary provides property management services for any property in which the Company, Company LP or a Company Subsidiary does not own 100% of the interests in such property;

(ix) provides for potential liability on the part of the Company, Company LP or any Company Subsidiary in respect of any purchase price adjustment, earn-out or contingent purchase price that, in each case, could reasonably be expected to result in future payments of more than $1,000,000; or relates to the settlement or proposed settlement of any Action, which involves the issuance of equity securities or the payment of an amount in excess of $1,000,000;

(x) contains an option, right of first offer, right of first refusal or other right for the acquisition or sale of assets after the date of this Agreement (other than sales or acquisitions of personal property and equipment in the ordinary course of business);

(xi) contains an option, right of first offer, right of first refusal or otherwise requires Company, Company LP or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease pursuant to which any third party is a lessee or sublessee on any Company Property), or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Company Property, or any similar Contract to which the Company, Company LP or any Company Subsidiary has been bound over the last two years;

(xii) constitutes a regulatory agreement or similar Contract that requires that any portion of Company Property be leased or sold to any persons set forth in such agreement or on specified terms and conditions;

(xiii) requires payment of material commissions (other than apartment leasing commissions or apartment brokerage fees, in each case, incurred in the ordinary course of business) or material tenant improvement costs, allowances or other concessions;

(xiv) would prevent or materially delay the Company’s or Company LP’s ability to consummate the transactions contemplated by this Agreement;

(xv) obligate the Company, Company or any Company Subsidiary (or upon the consummation of the Mergers would obligate the REIT Surviving Entity, the Partnership Surviving Entity or any of their respective subsidiaries) to conduct business on an exclusive or preferential basis with any third party;

(xvi) contains any covenant granting “most favored nation” status that, following the consummation of the Mergers, would restrict actions in any material respect taken by Parent, the REIT Surviving Entity, the Partnership Surviving Entity and/or their respective subsidiaries or Affiliates;

(xvii) contains a standstill or similar Contract pursuant to which the Company, Company LP or any Company Subsidiary has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(xviii) is material to the business of the Company, Company LP or any Company Subsidiary and under which the Company, Company LP or any Company Subsidiary expressly grants or expressly obtains any license to Intellectual Property, other than software licenses entered into in the ordinary course of business;

(xix) contains a put, call or similar right pursuant to which the Company, Company LP or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000; or

(xx) constitutes a joint venture, partnership, limited liability company agreement or other similar agreement between Company, Company LP or any Company Subsidiary, on the one hand, and any third party, on the other hand; or

(xxi) constitutes a loan to any Person (other than a wholly-owned Company Subsidiary) by Company, Company LP or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in Company Leases or in the ordinary course of business pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties).

(b) Each Contract in any of the categories set forth in Section 4.19(a) to which Company, Company LP or any Company Subsidiary is a party or by which it is bound as of the date hereof, together with the contracts set forth on Section 4.28 to the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on Company, Company LP and each Company Subsidiary that is a party thereto and, to the Knowledge of Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, would not reasonably be expected to have a Company Material Adverse Effect, Company, Company LP and each Company

Subsidiary has performed all obligations required to be performed by it under each Company Material Contract and, to the Knowledge of Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract. None of Company, Company LP or any Company Subsidiary, nor, to the Knowledge of Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default would not be material to the Company, Company LP and Company Subsidiaries, taken as a whole. None of Company, Company LP or any Company Subsidiary has received written notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of Company, Company LP or any Company Subsidiary has received written notice of termination under any Company Material Contract, and, to the Knowledge of Company, no party to any Company Material Contract has threatened to cancel any Company Material Contract, except as would not be material to the Company, Company LP and Company Subsidiaries, taken as a whole. The Company has made available to Parent copies of all Company Material Contracts (including any amendments or other modifications thereto), which copies are true, correct and complete in all material respects.

Section 4.20 Insurance. Company has made available to Parent copies of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any ground lease. Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all premiums due and payable under all Company Insurance Policies have been paid, and Company, Company LP and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To the Knowledge of Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by Company, Company LP or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.21 Opinion of Financial Advisors. The Company Board has received the written opinion of each of Citigroup Global Markets Inc. (“Citigroup”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) (or its oral opinion to be confirmed in writing), as of the date of this Agreement, to the effect that, subject to the assumptions, qualifications and limitations set forth in such opinion, the consideration to be received in the REIT Merger by the holders of Company Common Stock (excluding any wholly-owned Company Subsidiary, Parent and any wholly-owned Parent Subsidiary) is fair, from a financial point of view, to such holders.

Section 4.22 Approval Required. With respect to the Company, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock entitled to vote (the “Company Stockholder Approval”) is the only vote of holders of securities of Company required to approve this Agreement, the REIT Merger and the other transactions contemplated by this Agreement. With respect to Company LP, the affirmative vote of the Company, in its capacity as the general partner of Company LP, is the only vote required to approve the Partnership Merger and the other transactions contemplated by this Agreement.

Section 4.23 Brokers; Financial Advisors. Except for the fees and expenses payable to BofA Merrill Lynch and Citigroup, no broker, investment banker or other Person is entitled to any financial advisory, broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company, Company LP or any Company Subsidiary. The Company has made available to Parent true, correct and complete copies of the engagement letters of Citigroup and BofA Merrill Lynch. The aggregate amount payable by the Company, Company LP and the Company Subsidiaries to Citigroup, BofA Merrill Lynch, and Evercore Group L.L.C. or their Affiliates in connection with investment banking, deal arrangement, financial advisory or similar services, in connection with the transaction contemplated hereby or otherwise, does not exceed $18,500,000.00 (other than expenses for which reimbursement is to be provided under their respective engagement letter).

Section 4.24 Investment Company Act. Neither Company, Company LP nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.25 Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to the REIT Merger and the other transactions contemplated by this Agreement, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.26 Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Company, Company LP or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 4.26 of the Company Disclosure Letter sets forth each agreement between Company, Company LP or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand (each, a “Company Related Party Agreement”).

Section 4.27 No Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting stockholders, shall be available with respect to the Mergers or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

Section 4.28 Existing Indebtedness.

(a) There are no material agreements, documents or other instruments evidencing or securing Indebtedness, including outstanding commitments under any lines of credit, to which the Company, Company LP or any of the Company Subsidiaries is a party or by which Company, Company LP or any of the Company Subsidiaries or any of their respective properties or assets are bound, including all loans encumbering the Company Properties (the “Existing Loans”) other than those agreements, documents or other instruments evidencing and/or securing the Existing Loans set forth on Section 4.28 of the Company Disclosure Letter (the “Existing Loan Documents”). The Company has made available to Parent true, correct and complete copies of all Existing Loan Documents together with all material amendments and other modifications thereto.

(b) Section 4.28 of the Company Disclosure Letter indicates whether an Existing Loan Document is in respect of a Company Property and lists the outstanding principal balance due, maturity date, interest rate, outstanding principal and accrued interest balances in respect of each loan comprising the Existing Loans of the date indicated thereon. Except as set forth on Section 4.28 of the Company Disclosure Letter, there are no escrows, reserves or deposits or letters of credits held or established in connection with the Existing Loans. The Existing Loans do not encumber any real property other than the Company Properties set forth on Section 4.28 of the Company Disclosure Letter (the “Encumbered Properties”).

(c) The Existing Loan Documents are in full force and effect with respect to the Company, Company LP or the applicable Company Subsidiaries, as applicable, and, to the Knowledge of the Company, with respect to the other parties thereto. None of the Company, Company LP or any Company Subsidiary is in default in any material respect, nor has it received written notice that it is in default in any material respect, under the Existing Loan Documents that remains uncured or which will not be cured prior to the Closing Date, and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Existing Loan Document. The Company, Company LP and each of the Company Subsidiaries, as to the applicable Encumbered Property, is current in all payments of principal and interest due under each Existing Loan Document applicable to it through the most recent scheduled payment date. No event has occurred which would result in a breach or violation of, or a default under, any Existing Loan Document by the Company, Company LP or any Company Subsidiary, or to the Knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.29 OFAC. None of (a) the Company, (b) Company LP, (c) any Company Subsidiary and (d) to the knowledge of the Company, their respective directors, managers, officers, employees and agents, in each case, (i) is a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order, (ii) engages in any dealings or transactions prohibited by Section 2 of the Executive Order, or is otherwise associated with any such person in any manner that violates Section 2 of the Executive Order or (iii) is a person on the list of “Specially Designated Nationals and Blocked Persons” or subject to the limitations or prohibitions under any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order.

Section 4.30 Anti-Terrorism Laws. Each of the Company, Company LP and the Company Subsidiaries and their respective directors, managers, officers, employees and, to the knowledge of the Company and the Company Subsidiaries, agents is in compliance with the Sanctions Laws and Regulations and Laws related to bribery or anti-corruption.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT, REIT MERGER SUB AND PARTNERSHIP

MERGER SUB

Except as set forth in a disclosure letter with numbering corresponding to the numbering of this Article 5 delivered by Parent, REIT Merger Sub and Partnership Merger Sub to Company and Company LP prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced); provided, that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent, REIT Merger Sub and Partnership Merger Sub made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or its Affiliates is a party exists or has actually occurred), each of Parent, REIT Merger Sub and Partnership Merger Sub hereby, jointly and severally, represents and warrants to Company and Company LP that:

Section 5.1 Organization and Qualification. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. REIT Merger Sub is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware. Partnership Merger Sub is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Virginia. Each of Parent, REIT Merger Sub and Partnership Merger Sub has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2 Authority.

(a) Each of Parent, REIT Merger Sub and Partnership Merger Sub has the requisite limited liability company or partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which each of Parent, REIT Merger Sub and Partnership Merger Sub is a party, including the Mergers. The execution and delivery of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub and the consummation by each of Parent, REIT Merger Sub and Partnership Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited liability company or partnership action, and no other limited liability company or partnership proceedings on the part of each of Parent, REIT Merger Sub and Partnership Merger Sub are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Mergers, to the filing of the REIT Merger Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT, the filing of the Partnership Merger Articles of Merger with, and the acceptance for record of the Partnership Merger Articles of Merger by, the SCC. This Agreement has been duly executed and delivered by each of Parent, REIT Merger Sub and Partnership Merger Sub and assuming due authorization, execution and delivery by Company and Company LP, constitutes a legally valid and binding obligation of each of Parent, REIT Merger Sub and Partnership Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) Parent has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way. In addition, Parent, in its capacity as the sole member of the general partnership of REIT Merger Sub, and REIT Merger Sub, in its capacity as the sole member of the general partner of Partnership Merger Sub, have taken all actions required for the execution of this Agreement by REIT Merger Sub and Partnership Merger Sub, respectively, and to adopt and approve this Agreement and to approve the consummation by REIT Merger Sub and Partnership Merger Sub, as applicable, of the Mergers and the other transactions contemplated by this Agreement.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of any organizational or governing document of Parent, REIT Merger Sub or Partnership Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to each of Parent, REIT Merger Sub and Partnership Merger Sub or by which any property or asset of each of Parent, REIT Merger Sub and Partnership Merger Sub is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Parent, REIT Merger Sub or Partnership Merger Sub under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, REIT Merger Sub or Partnership Merger Sub pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, REIT Merger Sub or Partnership Merger Sub is a party except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub does not, and the performance of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) for any filings required by any state securities or “blue sky” Laws, (iii) the filing of the REIT Merger Articles of Merger with, and the acceptance of the REIT Merger Articles of Merger for record by, SDAT pursuant to the MGCL, (iv) the filing of the Partnership Merger Articles of Merger with, and the acceptance of the Partnership Merger Articles of Merger by, the SCC pursuant to the VRULPA, (v) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4 Litigation. Except as individually or in the aggregate, would not be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent, REIT Merger Sub, Partnership Merger Sub or any Parent Subsidiary, and (b) neither Parent, REIT Merger Sub, Partnership Merger Sub nor any Parent Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 5.5 Information Supplied. None of the information supplied by Parent, REIT Merger Sub, Partnership Merger Sub and the Parent Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or any other document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof or at the time the Company Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) with respect to any other document to be filed by Company with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent, REIT Merger Sub or Partnership Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company, Company LP or any Company Subsidiary in connection with the preparation of the Proxy Statement or any other document to be filed by Company, Company LP or any Company Subsidiary with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement for inclusion or incorporation by reference therein.

Section 5.6 Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of Parent, REIT Merger Sub or Partnership Merger Sub.

Section 5.7 Available Funds; Guarantees.

(a) On the Closing Date, Parent will have available, all funds necessary (i) to pay the REIT Merger Consideration and the Partnership Merger Consideration, (ii) to satisfy the obligations of Parent, REIT Merger Sub and Partnership Merger Sub set forth in this Agreement, including in connection with the Mergers and the other transactions contemplated hereby, and (ii) to pay all related expenses required to be paid by Parent and the REIT Surviving Entity. The obligations of Parent hereunder are not subject to any conditions regarding the ability of Parent, REIT Merger Sub or Partnership Merger Sub to obtain financing.

(b) Section 5.7(b) of the Parent Disclosure Letter sets forth a true, correct and complete copy of an executed commitment letter (the “Financing Commitment”) from SOF-X US Holdings, L.P. to provide Parent with equity financing (the “Financing”). The Financing Commitment is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto. The Financing Commitment has not been amended or modified prior to the date of this Agreement, and as of the date hereof the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitment is in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitment. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, and to the knowledge of Parent, any other parties thereto, under the Financing Commitment. As of the date hereof, Parent reasonably believes that it will be able to satisfy the conditions to the Financing contemplated by the Financing Commitment and that the Financing will be made available to Parent on the Closing Date. Parent will provide to Company any amendments to the Financing Commitment, or any notices given in connection therewith, as promptly as possible (but in any event within twenty-four (24) hours following receipt of such notices and amendments).

(c) Concurrently with the execution of this Agreement, Parent has delivered to Company a guarantee (the “Guarantee”) executed by SOF-X US Holdings, L.P. (the “Guarantor”), the form of which is attached hereto as Exhibit A, in favor of Company with respect to certain obligations of the Parent, REIT Merger Sub, and Partnership Merger Sub in connection with this Agreement. The Guarantee is in full force and effect and constitutes a valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.

Section 5.8 No Agreements with Company Related Parties. As of the date of this Agreement, none of Parent, REIT Merger Sub or Partnership Merger Sub nor any of their respective Affiliates has entered into any agreement (written or oral) with any Affiliate of Company or any of the employees, officers or directors of Company or their Affiliates that is currently in effect or that would become effective in the future (upon consummation of the Mergers or otherwise) with respect to the Company, Company LP or any Company Subsidiary that has not been disclosed.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1 Conduct of Business by Company and Company LP.

(a) Each of Company and Company LP covenants and agrees that, between the date of this Agreement and the earlier to occur of the REIT Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1 of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to, (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects (including, for avoidance of doubt, by using reasonable best efforts to address any force majeure events, subject to compliance with the consent rights of Parent in this Section 6.1), and (ii) use its reasonable best efforts to (A) maintain its material assets and properties (including the Company Properties) in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company, Company LP or any Company Subsidiary’s control excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (C) keep available the services of its present officers, (D) maintain all Company Insurance Policies or substitutes therefor, and (E) maintain the status of Company as a REIT.

(b) Without limiting the foregoing, Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned, except with respect to the consent for any action prohibited by Section 6.1(b)(viii), which such consent may be withheld in the sole discretion of Parent), as may be expressly required or permitted by this Agreement, or as set forth in Section 6.1 of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Company Charter, the Company Bylaws or the Company Partnership Agreement, (B) such equivalent organizational or governing documents of any Company Subsidiary material to Company, Company LP and the Company Subsidiaries, taken as a whole, if such amendment would be materially adverse to Company or Parent, or (C) waive the Ownership Limit (as defined in the Company Charter) under the Company Charter;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Company, Company LP or any Company Subsidiary (other than any wholly-owned Company Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Company, Company LP or any Company Subsidiary or other equity securities or ownership interests in Company, Company LP or any Company Subsidiary, except for (A) the declaration and payment by Company of regular monthly dividends on Series D Company Preferred Stock in accordance with the Organizational Documents or in connection with the refinancings contemplated by Section 6.1(b)(viii)(C), (B) the declaration and payment by Company of regular monthly dividends on Series E Company Preferred Stock in accordance with the Organizational Documents or in connection with the refinancings contemplated by Section 6.1(b)(viii)(C), (C) the declaration and payment of dividends or other distributions by any directly or indirectly wholly-owned Company Subsidiary to its parent entity, (D) distributions by any Company Subsidiary or any other entity in which Company owns an interest that is not wholly-owned, directly or indirectly, by Company, in accordance with the Organizational Documents of such Company Subsidiary or other entity in which Company owns an interest; (E) dividends not to exceed $0.025 per share of Company Common Stock or Company Partnership Unit per month; provided that for the month during which the Closing Date occurs, such dividends per share of Company Common Stock or Company Partnership Unit shall not exceed $0.025 times a fraction of which (x) the numerator is the number of days between the first day of such month and the Closing Date and (y) the denominator is the number of days in such month; and (F) dividends and distributions on the Company Common Stock and the Company Partnership Units that are necessary for the Company to maintain its status as a REIT, including under Sections 858 or 860 of the Code, and to avoid or reduce the imposition of any entity level income or excise Tax under the Code, to the extent such distributions and dividends are in excess of dividends paid pursuant to clauses (A), (B) and (E) of this Section 6.1(b)(iii); provided, however, that with respect to clause (F) only, the authorization, declaration and payment of any such dividends or distributions shall reduce the REIT Merger Consideration and the Partnership Merger Consideration, as applicable, on a dollar-for-dollar basis;

(iv) redeem, repurchase or otherwise acquire fair value in, directly or indirectly, any shares of its capital stock or other equity interests of Company, Company LP or a Company Subsidiary, other than (A) the redemption or exchange of Company Partnership Units pursuant to and in accordance with the provisions of the Company Partnership Agreement, provided Company shall have exercised its right under the Company Partnership Agreement to deliver shares of Company Common Stock in satisfaction of Company LP’s redemption obligation, (B) the acquisition by Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Option and Taxes withheld in connection with the exercise of Company Options, (C) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Equity Incentive Plans, (D) the acquisition by the Company in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of an agreement or a Company Equity Incentive Plan upon termination of employment or service of an award holder, or (E) a redemption of the Series D Preferred Stock or Series E Preferred Stock solely to the extent using the net proceeds of a refinancing permitted by Section 6.1(b)(viii)(C);

(v) except for transactions among Company and one or more wholly-owned Company Subsidiaries or among one or more wholly-owned Company Subsidiaries, or as otherwise contemplated in Section 6.1(b)(iv)(A), issue, deliver, sell, pledge, dispose, encumber or grant any shares of Company or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company or any of the Company Subsidiaries’ capital stock or other equity interests; provided, however, that Company may issue shares of Company Common Stock (A) upon the vesting of any Company Option or Company Restricted Stock, or upon payment with respect to any Company Restricted Stock Unit or Company LTIP outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(b)(xiv), and (B) pursuant to a Company Equity Incentive Plan to the extent required under the terms of the applicable Company Equity Incentive Plan;

(vi) except as set forth on Section 6.1(b)(vi) of the Company Disclosure Letter, acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $100,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions by Company, Company LP or any wholly-owned Company Subsidiary of or from an existing wholly-owned Company Subsidiary;

(vii) sell, mortgage, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except for Company Permitted Liens or in connection with the refinancings contemplated by Section 6.1(b)(viii)(C);

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Company, Company LP or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly-owned Company Subsidiary), except (A) Indebtedness incurred under Company’s existing revolving credit facilities in the ordinary course of business consistent with past practice (provided that there shall be no increase in the aggregate principal commitments of such facilities) (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii);

(B) funding any transactions permitted by this Section 6.1(b); and (C) Indebtedness for borrowed money incurred solely with respect to the refinancing of Indebtedness encumbering the properties set forth in Section 6.1(b)(viii)(C) of the Company Disclosure Letter and on the terms set forth on Section 6.1(b)(viii)(C) of the Company Disclosure Letter with respect to such properties; provided, that, (1) the Federal Home Loan Mortgage Corporation (“FHLMC”) is the lender of such Indebtedness, (2) such Indebtedness shall be without recourse to Parent, Company, Company LP or their Affiliates (subject only to customary non-recourse carve-outs), (3) the terms of such Indebtedness do not provide that a default under any other Indebtedness of the Company, Company LP or any Company Subsidiaries would constitute a default or event of default under such Indebtedness or otherwise contain a cross-default provision, (4) the maximum origination fee with respect to any Indebtedness payable to (a) FHLMC and its Affiliates (as the case may be) shall not exceed in the aggregate 0.1% of the total principal amount of such Indebtedness and (b) CBRE Group, Inc. and its Affiliates (as the case may be) shall not exceed in the aggregate 0.5% of the total principal amount of such Indebtedness, (5) the Company keeps Parent reasonably informed of the status of the negotiations and material terms of such refinancing, including by promptly responding to any reasonable requests for information by Parent regarding such refinancing, and (6) the net proceeds of such refinancing may only be (w) used to pay dividends on or redeem the Series D Preferred Stock or the Series E Preferred Stock, (x) used to repay amounts outstanding under the Secured Credit Facility solely to the extent such repayment is with respect to Indebtedness encumbering the properties set forth in Section 6.1(b)(viii)(C) of the Company Disclosure Letter (and the corresponding Liens are released in connection with such repayment), (y) used to repay amounts outstanding under the Line of Credit, or (z) retained as cash on the balance sheet of the Company, Company LP or their Subsidiaries;

(ix) (x) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants or iStar Apartment Holdings LLC, BREDS II Q Landmark LLC or their Affiliates), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Company, Company LP or a Company Subsidiary to Company, Company LP, a Company Subsidiary or another entity in which Company directly or indirectly owns an interest, (B) loans, advances or investments required to be made under any of the Company Leases or ground leases in effect on the date hereof pursuant to which any third party is a lessee or sub lessee on any Company Property or any existing joint venture arrangements to which a Company Subsidiary is a party as of the date of this Agreement, and (C) investments permitted pursuant to Section 6.1(b)(vi) or (y) authorize, or enter into any commitment for, any new capital expenditure (such authorized or committed new capital expenditures being referred to hereinafter as the “Capital Expenditures”) other than (1) Capital Expenditures in the ordinary course of business and consistent with the monthly budgets and the property-level budgets of Company, copies of which are attached to Section 6.1(b)(ix)(y) of the Company Disclosure Letter (provided that Capital Expenditures shall be deemed to be consistent with the applicable monthly budget of Company if the aggregate amount of such Capital Expenditures in any applicable month does not exceed 110% of the sum of (I) the aggregate amount budgeted therefor as reflected in the applicable monthly budget plus (II) any unspent budget amount for any month prior to the applicable month during 2015); (2) any Capital Expenditure required to be made at a property by a lender of Indebtedness encumbering such property; (3) any recurring capital expenditures with respect to any Company Property, not to exceed in the aggregate (together with all other Company Properties) the product of (a) $5,431,250 multiplied by (b) a fraction, the numerator of which is the number of days after the date hereof and prior to the Closing and the denominator of which is 365 and (3) any other individual Capital Expenditures not exceeding $25,000 individually or $250,000 in the aggregate;

(x) except as set forth in Section 6.1(b)(x) to the Company Disclosure Letter or in connection with a refinancing permitted by Section 6.1(b)(viii)(C), enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Company, Company LP or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Company, Company LP or any Company Subsidiary is a party as required or necessitated by this Agreement or transactions contemplated hereby (provided, that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise materially adversely affect Company, Company LP or any Company Subsidiary), or (C) as may be reasonably necessary to comply with the terms of this Agreement;

(xi) make any payment, direct or indirect, of any liability of Company, Company LP or any Company Subsidiary before the same comes due in accordance with its terms, other than (A) payment of any liability, except for Indebtedness, in the ordinary course of business consistent with past practice, (B) payment of Indebtedness as it becomes due in accordance with its terms, including payments made within sixty (60) days of scheduled maturity, or (C) in connection with dispositions of Company Properties or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any claim or Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, (1) involve only the payment of any payment payable under an insurance policy insuring Company, Company LP or a Company Subsidiary or (2) either are (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Company SEC Documents filed and publicly available prior to the date of this Agreement or (y) do not exceed $50,000 individually (other than any claim or Action involving any employees of the Company, Company LP or any Company Subsidiary or any Affiliate of the Company, Company LP or any Company Subsidiary (other than Company, Company LP or any Company Subsidiary)), (B) do not involve the imposition of injunctive relief against Company, Company LP or any Company Subsidiary, the Partnership Surviving Entity or the REIT Surviving Entity, or (C) do not provide for any admission of material liability by Company or any of the Company Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xviii));

(xiii) (A) hire or terminate (without cause) any non-executive employee or service provider with an aggregate annual compensation opportunity of more than $100,000, executive, officer or director of Company or appoint any Person to a position of executive officer or director of Company, Company LP or any Company Subsidiary (other than to replace any officer that departs after the date of this Agreement), (B) accelerate the timing of or increase in any manner the amount, rate, payment (or funding) or terms of compensation, bonuses or benefits of any of Company’s employees or directors, (C) increase benefits payable under any existing severance, change-in-control, retention or termination pay policies, (D) enter into, or adopt any employment, deferred compensation, bonus, severance or retirement contract or other compensation or Benefit Plan, other than ordinary employee holiday bonuses as set forth in Section 6.1(b)(xiii)(C) of the Company Disclosure Letter in an amount not to exceed $100,000 in the aggregate, or (E) increase the salary or wage rate of any employee of the Company, Company LP or Company Subsidiary, except that the salary or wage rate of any property-level employee may be increased not in excess of 3% in connection with the Company’s normal annual review practices;

(xiv) except as may be specifically required under a Company Equity Incentive Plan or Company Benefit Plan and which, in each case, is described on Schedule 6.1 of the Company Disclosure Letter, grant, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of the Company’s, Company LP’s or any of the Company Subsidiaries’ capital stock or other voting securities or equity interests (except as explicitly required by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement);

(xv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at January 1, 2015, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xvi) enter into any new line of business;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) enter into or modify in a manner adverse to Company or Company LP any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law, or (B) to the extent necessary (x) to preserve Company’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Company to fail to qualify as a REIT;

(xx) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization (other than this Agreement), except in connection with any transaction permitted by Section 6.1(b)(vi) or 6.1(b)(vii);

(xxi) form any new funds or joint ventures;

(xxii) amend or modify the compensation terms or any other obligations of Company contained in the engagement letter with BofA Merrill Lynch and Citigroup in a manner adverse to Company, Company LP or any Company Subsidiary, the REIT Surviving Entity or Partnership Surviving Entity or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii) except to the extent permitted by Section 7.3, take any action that would, or would reasonably be expected to, prevent or delay the consummation of the transactions contemplated by this Agreement on or prior to the Outside Date;

(xxiv) fail to use reasonable best efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with reasonably comparable insurance policies, to the extent available on commercially reasonable terms, covering the Company, Company LP, Company Properties, Company Subsidiaries and their respective properties, assets and businesses;

(xxv) initiate or consent to any material zoning reclassification of any owned or material leased Company Properties or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any owned or material leased Company Properties;

(xxvi) enter into any contract, agreement, commitment or arrangement between Company, Company LP or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand;

(xxvii) implement any employee layoffs implicating the Worker Adjustment and Retraining Notification Act or any similar state or local Law;

(xxviii) except in the ordinary course of business consistent with past practices, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any lease for any leased Company Properties (or any lease for real property that, if existing as of the date of this Agreement, would be a lease of Company Property); or

(xxix) authorize, or enter into any contract, agreement, commitment or arrangement, or announce an intention, to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Company or Company LP from taking any action, at any time or from time to time after giving written notice to Parent, (i) that in the reasonable judgment of the Company Board, upon advice of counsel to Company, is reasonably necessary for Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time, including making dividend or other distribution payments to stockholders of Company or holders of Company Partnership Units in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii) or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, and (ii) as Company or Company LP determines reasonably and in good faith to be necessary to be in compliance at all times with all of its obligations under any Company Tax Protection Agreement and avoid liability for any indemnification or other payment under any Company Tax Protection Agreement; provided, however, to the extent any such distributions and dividends are in excess of dividends paid pursuant to clauses (A), (B) and (E) of Section 6.1(b)(iii), such excess shall reduce the REIT Merger Consideration and the Partnership Merger Consideration, as applicable, on a dollar-for-dollar basis as provided in Section 6.1(b)(iii)(F).

(d) Subject to Section 6.3, in connection with the continued operation of the Company, Company LP and the Company Subsidiaries, the Company and Company LP will confer in good faith on a regular and frequent basis with one or more representatives of Parent designated to the Company and Company LP regarding operational matters and the general status of ongoing operations and will notify Parent promptly of any event or occurrence that has had or may reasonably be expected to be materially adverse to the Company, Company LP or the Company Subsidiaries. The Company and Company LP acknowledge that Parent does not and will not waive any rights it may have under this Agreement as a result of such consultation.

Section 6.2 Other Actions. Each Party agrees that, during the Interim Period, except as contemplated by this Agreement, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially delay consummation of the transactions contemplated by this Agreement, or enter into any agreement or otherwise make a commitment, to take any such action.

Section 6.3 No Control of Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Company, Company LP or any of Company’s or Company LP’s operations prior to the Partnership Merger Effective Time and the REIT Merger Effective Time. Prior to the Partnership Merger Effective Time and the REIT Merger Effective Time, each of Company and Company LP shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form. Company shall use its reasonable best efforts to mail or deliver the Proxy Statement to its stockholders as promptly as practicable. Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to Company and provide such other assistance as may be reasonably requested by Company in connection with the preparation, filing and distribution of the Proxy Statement. Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or filing any other document to be filed by Company with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement or responding to any comments of the SEC with respect thereto, Company shall cooperate and provide Parent a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), and will include in such documents or responses all comments reasonably proposed by Parent and to the extent practicable, the Company will provide Parent with the opportunity to participate in any substantive calls between the Company, or any of its Representatives, and the SEC concerning the Proxy Statement.

(b) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to Company or Parent, or any of their respective Affiliates, should be discovered by Company or Parent which, in the reasonable judgment of Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Company. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.15, Section 5.5 and this Section 7.1, any information concerning or related to Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date of this Agreement, Company shall, in accordance with applicable Law, the rules of the Company Charter and the Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting; provided, that such record date shall not be more than ninety (90) days prior to the established date of the Company Stockholder Meeting. As soon as reasonably practicable, Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting. Company shall, through the Company Board, recommend to its stockholders that they provide the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 7.3. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, Company has not received proxies representing a sufficient number of shares of Company Common Stock and Company Preferred Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Mergers and the other transactions contemplated hereby; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is (i) is less than three Business Days prior to the Outside Date, (ii) more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponements or adjournments required by applicable Law) or (iii) more than one hundred twenty (120) days following the record date established in accordance with this Section 7.1(c).

Section 7.2 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, and to the reasonable restrictions imposed from time to time upon advice of counsel, Company and Company LP shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel and records and, during such period, each of Company and Company LP shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2(a) is made and Parent may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article 4, and no investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of Company or Company LP contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, neither Company nor Company LP shall be required by this Section 7.2(a) to provide Parent or its Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if Company or Company LP has used reasonable best efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law applicable to Company, Company LP or any of their

Representatives, or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to Company, Company LP or the Company Subsidiaries. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of Company, Company LP and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Prior to the REIT Merger Effective Time, Parent shall not, and shall cause its respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which Company, Company LP or any Company Subsidiary has a business relationship (including property-level employees and tenants/subtenants) regarding the business of Company and the Company Subsidiaries or this Agreement and the transactions contemplated hereby without the prior written consent of Company.

(b) Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation; Company Acquisition Proposals.

(a) Except as otherwise provided in Section 7.3(b), Section 7.3(d) or Section 7.3(f), during the Interim Period, Company and Company LP shall not, and shall cause the Company Subsidiaries not to, and shall cause the Representatives of Company, Company LP and the Company Subsidiaries not to, (i) solicit, initiate, seek or knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information or data with respect to, any Company Acquisition Proposal, (iii) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or other agreement, in each case related to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement), or requiring or having the effect of requiring Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Mergers (each, a “Company Alternative Acquisition Agreement”), or (iv) agree to or propose publicly to do any of the foregoing. Each of Company and Company LP shall, and shall cause each of the Company Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of Company, Company LP and the Company Subsidiaries to, (A) immediately cease and cause to be terminated all existing negotiations with any Person and its Representatives (other than Parent or any of its Representatives) conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives, and (C) not terminate, waive, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party (provided, that, notwithstanding anything in this Agreement to the contrary, it is understood and agreed that each of Company and Company LP by execution of this Agreement shall be deemed to have waived immediately prior to the date of this Agreement any provision in any such agreement that prohibits the counterparty thereto from confidentially requesting Company, Company LP or such Company Subsidiary to amend or waive the standstill provision in such agreement (i.e., a “don’t ask, don’t waive” provision) to the extent necessary (and only to such extent) to enable such counterparty to convey confidentially a Company Acquisition Proposal to the Company Board).

(b) Notwithstanding anything in Section 7.3(a) to the contrary, if, at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) Company or Company LP receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was not the result of a violation of this Section 7.3(a), and (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes, or is reasonably likely to lead to, a Company Superior Proposal, then Company and Company LP may (and may authorize the Company Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company, Company LP and the Company Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to a Company Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided (to the extent permitted by applicable Law) to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, Company, Company LP and its Representatives may contact any Person submitting a Company Acquisition Proposal (that was not the result of a violation of this Section 7.3(a)) to clarify and understand the terms of a Company Acquisition Proposal so as to determine whether such Company Acquisition Proposal constitutes, or is reasonably likely to lead to, a Company Superior Proposal.

(c) Except as provided in Sections 7.3(d), the Company Board (i)(A) shall not fail to make and shall not withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the approval, recommendation or declaration of advisability by the Company Board of this Agreement, the Mergers or any of the other transactions contemplated hereby, and (B) shall not adopt, approve, or publicly recommend, endorse or otherwise declare advisable the adoption of any Company Acquisition Proposal (each such action set forth in this Section 7.3(c)(i) being referred to herein as a “Company Adverse Recommendation Change”), and (ii) shall not cause or permit Company, Company LP or any of the Company Subsidiaries to enter into any Company Alternative Acquisition Agreement relating to any Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement pursuant to Section 7.3(a)).

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change or cause or permit Company, Company LP or any of the Company Subsidiaries to enter into any Company Alternative Acquisition Agreement relating to any Company Acquisition Proposal, if. and only if (i) the Company has terminated (or promptly following such Company Adverse Recommendation Change terminates) this Agreement pursuant to Section 9.1(d)(ii) and concurrently therewith enters into a Company Alternative Acquisition Agreement, (ii) the Company Acquisition Proposal was not the result of, and was not facilitated by, a violation of Section 7.3(a), (iii) the Company Board has determined in good faith (after consultation with outside counsel and its financial advisors and taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to subsection (v) below) that such Company Acquisition Proposal constitutes a Company Superior Proposal and that the failure to make a Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law, (iv) the Company has notified Parent in writing that it intends to recommend that the stockholders of the Company approve or accept such Company Superior Proposal, make a Company Adverse Recommendation Change or enter into an agreement related to the Company Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Change Notice”); (v) during the four Business Day period following Parent’s receipt of a Change Notice, the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement such that the Acquisition Proposal that the Company Board determined to be a Company Superior Proposal ceases to be a Company Superior Proposal; provided further that any amendment, supplement or modification to any Company Acquisition Proposal shall be deemed a new Company Acquisition Proposal and the Company may not terminate this Agreement pursuant to Section 9.01(d) or make a Company Adverse Recommendation Change pursuant to this Section 7.3(d) unless the Company has complied with the requirements of this Section 7.3(d) with respect to each such new Company Acquisition Proposal including sending a Change Notice with respect to each such new Acquisition Proposal and offering to negotiate for three Business Days from such new Change Notice; and (vi) following the end of the four Business Day period or three Business Day period (as applicable) contemplated by the immediately preceding sub-clause (v), the Company Board determines, in good faith following consultation with its financial advisors and outside legal counsel, that the Company Superior Proposal giving rise to the Change Notice continues to constitute a Company Superior Proposal (taking into account modifications or amendments to this Agreement proposed by Parent in response to such Change Notice).

(e) Company shall promptly (but in no event more than 24 hours following receipt of such Company Acquisition Proposal) notify Parent if Company determines to begin providing non-public information or to engage in negotiations concerning a Company Acquisition Proposal pursuant to Section 7.3(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Such notification shall include, to the extent then known, the identity of the parties and a copy of such Company Acquisition Proposal, inquiry or request or, if not made in writing, a written description thereof. The Company shall provide Parent with copies of (to the extent in writing), and shall keep Parent apprised in all material respects on a timely basis as to the status (including, within 24 hours after the occurrence of any material amendment or modification) of, any such Company Acquisition Proposal, inquiry or request, including by furnishing copies of any documentation and written correspondence that supplements or amends any such Company Acquisition Proposal, inquiry or request in any material respect.

(f) Nothing contained in this Section 7.3 shall prohibit Company or the Company Board through its Representatives, directly or indirectly, from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal, such disclosure shall be deemed to be a Company Adverse Recommendation Change if not accompanied by an express public re-affirmation of the approval, recommendation or declaration of advisability by the Company Board of this Agreement, the Mergers and the other transactions contemplated hereby.

(g) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal, offer, or inquiry from any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of Company, Company LP and the Company Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of Company, Company LP and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) of 20% or more of any class of capital stock, other equity security or voting power of Company or any resulting parent company of Company, including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 20% or more of the outstanding shares of any class of voting securities of Company or Company LP, in each case other than the transactions contemplated by this Agreement.

(ii) “Company Superior Proposal” means any Company Acquisition Proposal made after the date hereof (with all percentages included in the definition of “Company Acquisition Proposal” increased to 50%), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, that (A) if consummated, would be more favorable to the stockholders of Company or unitholders of Company LP from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Company Acquisition Proposal), and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(iii) References in this Section 7.3 to (a) the Company Board shall mean the board of directors of Company or a duly authorized committee thereof, and (b) Company outside counsel shall mean, as applicable, outside counsel to Company or a duly authorized committee thereof.

(iv) Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than the Mergers prior to the termination of this Agreement in accordance with its terms.

Section 7.4 Public Announcements. Except with respect to any Company Adverse Recommendation Change or any action taken pursuant to, and in accordance with Section 7.3, so long as this Agreement is in effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange if it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.5 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any manager, director, officer, trustee, agent, fiduciary, advisor or person acting in similar capacity may have under any indemnification agreement or under the Company Charter, the Company Bylaws, the Company Partnership Agreement, or, if applicable, similar organizational documents or agreements of any Company Subsidiary (with respect to each such entity, the “Organizational Documents”), from and after the Partnership Merger Effective Time and the REIT Merger Effective Time, as applicable, through the six (6) year anniversary of the Closing Date, each of Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Partnership Merger Effective Time and the REIT Merger Effective Time, as applicable, serving as a manager, director, officer, trustee, agent, fiduciary, advisor or person acting in similar capacity of Company, Company LP, any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to (A) the Partnership Surviving Entity’s and the REIT Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Organizational Documents that such Indemnified Party is not entitled to be indemnified, and (B) a good faith affirmation by such Indemnified Party of such Indemnified Party’s compliance with the standard of conduct required herein; provided, that the Partnership Surviving Entity and the REIT Surviving Entity shall not be liable for any amounts paid in settlement effected without its prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim except to the extent the Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Surviving Entity shall be liable). The indemnification and advancement obligations of the Partnership Surviving Entity and the REIT Surviving Entity pursuant to this Section 7.5(a) shall extend to acts or omissions occurring at or before the Partnership Merger Effective Time and the REIT Merger Effective Time, as applicable, and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of Company or Company LP or any of the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.5(a), (I) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding or inquiry or investigation, whether instituted by any Party hereto, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a manager, director, officer, trustee, employee, agent or fiduciary of Company, Company LP or, any of the Company Subsidiaries or, to the extent such person is or was serving at the request or for the benefit of Company, Company LP or any of the Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the Closing, and (y) this Agreement or any of the transactions contemplated hereby, including the Mergers; and (II) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.5(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. The Partnership Surviving Entity and the REIT Surviving Entity, as applicable, shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, each of Parent, the Partnership Surviving Entity and the REIT Surviving Entity agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing, now existing in favor of the current or former managers, directors, officers, agents or fiduciaries of the Indemnified Parties as provided in the Organizational Documents and indemnification agreements of Company and Company LP shall survive the Mergers and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date. For a period of six (6) years following the Closing, the Organizational Documents of the Partnership Surviving Entity, the REIT Surviving Entity and any applicable Company Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, trustees, agents or fiduciaries of Company, Company LP or any of the Company Subsidiaries, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c) For a period of six (6) years after the Closing, as applicable, Parent, the Partnership Surviving Entity or the REIT Surviving Entity shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Closing; provided, that in lieu of such obligation, (i) Parent, the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, may substitute therefor policies of an insurance company with the same or better rating as Company’s and Company LP’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof, or (ii) in consultation with Parent, Company may obtain extended reporting period coverage under Company’s, Company LP’s or the applicable Company Subsidiary’s existing insurance programs (to be effective as of the Closing) or purchase a “tail” policy for a period of six (6) years after the Closing, as applicable, for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that in no event shall the REIT Surviving Entity or the Partnership Surviving Entity be required to pay annual premiums for insurance under this Section 7.5(c) in excess of 250% of the most recent annual premiums paid by Company, Company LP or the applicable Company Subsidiary, as applicable, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, shall nevertheless be obligated to provide such coverage as may be obtained for such 250% amount.

(d) If Parent, the REIT Surviving Entity, the Partnership Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the REIT Surviving Entity or the Partnership Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.5.

(e) Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.5; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f) The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, Company, Company LP, the REIT Surviving Entity and the Partnership Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Company, Company LP and Parent shall and shall cause the Company Subsidiaries, REIT Merger Sub, Partnership Merger Sub and the Parent Subsidiaries, respectively, and their respective Affiliates to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Authorities or other Persons (including existing joint venture partners of the Company LP) necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) subject to Section 7.7(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing Section 7.6(a), each of Parent, Company and Company LP shall use its reasonable best efforts to (or shall cause REIT Merger Sub, Partnership Merger Sub, the Parent Subsidiaries or the Company Subsidiaries and their applicable Affiliates, respectively, to) give any notices to third parties, and each of Parent and Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents not covered by Section 7.6(a) that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement. Each of the Parties hereto shall and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and permitted, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.6 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, neither Company, Company LP, Parent nor Partnership Merger Sub shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.7 Notification of Certain Matters; Transaction Litigation.

(a) Company, Company LP and their respective Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt written notice to Company and Company LP, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) Company, Company LP and their respective Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt written notice to Company and Company LP, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date, or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, Company, Company LP and their respective Representatives shall give prompt written notice to Parent, and Parent and its Representatives shall give prompt written notice to Company and Company LP, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Company LP, Parent or their respective Representatives to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b) or Section 9.3(b)(i).

(c) Company, Company LP and their respective Representatives shall give prompt written notice to Parent, and Parent and its Representatives shall give prompt notice to Company and Company LP, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Company Subsidiary, Parent Subsidiary or any Affiliate thereof, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. Company, Company LP and their respective Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Company or Company LP and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent and its Representatives shall give Company and Company LP the opportunity to reasonably participate in the defense and settlement of any litigation against Parent and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Company’s and Company LP’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.8 Section 16 Matters. Prior to the REIT Merger Effective Time, Company shall take all such steps to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9 Dividends. In the event that a distribution with respect to the shares of Company Common Stock or Company Partnership Units permitted under the terms of this Agreement has a record date prior to the REIT Merger Effective Time or Partnership Merger Effective Time, as applicable, and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of Company Common Stock or Company Partnership Units on the Closing Date immediately prior to the REIT Merger Effective Time or Partnership Merger Effective Time, as applicable.

Section 7.10 Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of this Agreement and the transactions contemplated hereby.

Section 7.11 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other transactions contemplated by this Agreement.

Section 7.12 Tax Representation Letters. Company shall (i) use its reasonable best efforts to obtain the opinions of counsel referred to in Section 8.2(e), and (ii) deliver to Hogan Lovells US LLP, special tax counsel to Company, a tax representation letter, dated as of the Closing Date and signed by an officer of Company, in form and substance reasonably acceptable to such counsel, containing representations of Company for purposes of rendering the opinions described in Section 8.2(e).

Section 7.13 Related Party Agreements. Subject to compliance by Parent and the REIT Surviving Entity with the obligations set forth in Section 7.15(b), each of Company and Company LP shall terminate, or cause to be terminated, at or immediately prior to the Closing, without the payment of any additional consideration other than the REIT Merger Consideration, the Partnership Merger Consideration, the Preferred Stock Consideration and the Preferred Unit Consideration and without the incurrence of any additional liability by the Company, Company LP or any Company Subsidiary, (x) the Omnibus Agreement; (y) the Corporate Governance Agreement, and (z) the other Company Related Party Agreements set forth on Section 7.13 of the Company Disclosure Letter.

Section 7.14 Merger Subs; Subsidiaries. Parent shall cause each of Partnership Merger Sub, REIT Merger Sub and any other applicable Parent Subsidiary to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Partnership Merger Sub and REIT Merger Sub to consummate the Mergers on the terms and conditions set forth in this Agreement. Company and Company LP shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 7.15 Financing and Reporting Cooperation.

(a) Without limiting the generality of Section 7.6, prior to the Closing, the Company shall, and shall cause Company LP and the Company Subsidiaries to, use its and their reasonable best efforts to cause their respective Representatives to cooperate with Parent in connection with (x) seeking and negotiating, as applicable and as directed by Parent, waivers, consents or amendments to existing contracts, agreements and other arrangements pursuant to which the Company has Indebtedness for borrowed money (in each case, in form and substance satisfactory to Parent in its sole discretion), and (y) if and when requested by Parent in writing, at Parent’s sole cost and expense, the arrangement of additional or alternative Indebtedness, or the assumption of Existing Loans, for borrowed money in connection with the consummation of the transactions contemplated hereby (the “Debt Financing”), including, without limitation, (i) participation in a reasonable number of meetings (including customary one-on-one meetings with parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), conference calls, presentations, drafting sessions, rating agency presentations and due diligence sessions and sessions with prospective financing sources and investors, (ii) furnishing Parent, its Representatives and its financing sources as promptly as reasonably practicable with financial and other pertinent information regarding Company, Company LP and the Company Subsidiaries and any of their respective assets, liabilities and properties as may be reasonably requested by Parent, (iii) assisting Parent, its Representatives and its financing sources in the preparation and execution of (A) bank information memoranda, confirmations and undertakings and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein) relating to the Debt Financing, and (B) materials for rating agency presentations and lender presentations relating to the Debt Financing, (iv) reasonably cooperating with the marketing efforts of Parent, its Representatives and its financing sources for any Debt Financing to be raised by Parent to complete the Mergers, (v) using commercially reasonable efforts to obtain accountants’ comfort letters, legal opinions, appraisals, surveys, zoning reports, Phase I or other environmental assessments, property condition reports, title insurance, and estoppels of ground lessors and other documentation and items relating to the Debt Financing as reasonably requested by Parent (including by assisting Parent’s legal counsel in connection with obtaining or preparing any of the foregoing), (vi) providing and executing documents as may be reasonably requested by Parent, including (A) definitive financing documentations relating to the Debt Financing, and (B) agreements, documents or certificate that provide for guarantees or that provide for or otherwise facilitate the creation, perfection or enforcement of Liens securing the Debt Financing (including providing reasonable and customary information required in connection with the pledging and identification of real property and intellectual property as are reasonably requested by Parent), (vii) providing and executing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act, (viii) satisfying the conditions precedent to the funding of the Debt Financing to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company, Company LP and the Company Subsidiaries, (ix) cooperating with the due diligence investigation of the providers of Debt Financing, to the extent customary and reasonable and not unreasonably interfering with the business of the Company, Company LP and the Company Subsidiaries, (x) cooperating in connection with the repayment or defeasance of any Indebtedness of Company, Company LP or any of Company Subsidiaries, including delivering such payoff, defeasance or similar notices under any existing Indebtedness for borrowed money of Company, Company LP or any Company Subsidiary as reasonably requested by Parent and (xi) taking, or facilitating the taking of, all corporate, limited liability company, partnership or similar actions by the Company, Company LP and the Company Subsidiaries that are reasonably necessary to permit the consummation of the Debt Financing, including the provision of guarantees and the pledging of collateral by the Company, Company LP and the Company Subsidiaries. Parent shall, promptly upon request by Company, reimburse Company for all reasonable out-of-pocket costs incurred by Company, Company LP, the Company Subsidiaries and their respective Representatives in connection with such cooperation. Parent, REIT Merger Sub and Partnership Merger Sub shall, on a joint and several basis, indemnify and hold harmless Company, Company LP, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Alternative Debt Financing and any information utilized in connection therewith (other than historical information relating to Company, Company LP or the Company Subsidiaries). The Company hereby (x) consents to the use of the Company’s, Company LP’s and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company, Company LP or the Company Subsidiaries and (y) expressly authorizes the use of the financial statements and other information to be provided pursuant to this Section 7.15(a).

(b) Upon reasonable request of a Parent Party at any time prior to the Closing and at the sole cost and expense of the requesting Parent Party, Company shall, and shall cause Company LP and the Company Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to take all reasonably requested actions necessary to assist the Parent Parties and their respective Affiliates in preparing all filings or other reports required to be made by the Parent Parties or such Affiliate with applicable Governmental Authorities and to cooperate reasonably with the Parent Parties and their respective Affiliates in connection therewith.

(c) All non-public or otherwise confidential information regarding Company obtained by Parent or its Representatives pursuant to paragraph (a) above shall be kept confidential in accordance with the Confidentiality Agreement.

Section 7.16 Existing Loans. Company, Company LP and/or one or more of the Company Subsidiaries are a party to the Existing Loans set forth on Section 4.28 of the Company Disclosure Letter. The Parties shall cause each Existing Loan set forth on Section 7.16 of the Company Disclosure Letter either to be repaid or assumed in connection with the Closing. In connection with the payoff of any Existing Loan at the Closing, Parent, the REIT Surviving Entity or the Partnership Surviving Entity shall bear and be responsible for any prepayment premium assessed by the applicable lender (a “Lender”) and associated with such payoff prior to maturity, as applicable, and any other reasonable fee, charge, legal fee, cost or expense incurred by or on behalf of any Party in connection therewith. Each of the Parties acknowledges and agrees that it shall be obligated to use its reasonable best efforts to provide that each Existing Loan shall be repaid or assumed as of the Closing Date (including by requesting a payoff statement or a consent to a change of ownership or control from the applicable Lender with respect to such Existing Loan).

Section 7.17 Payment of Company Preferred Stock and Company Preferred Partnership Units. At the Closing, concurrently with making any deposits into the Exchange Fund, Parent shall pay, or cause to be paid, to each holder of Company Preferred Stock and Company Preferred Units issued and outstanding immediately prior to the REIT Merger Effective Time and in accordance with any wire instructions provided by such holder of Company Preferred Stock or Company Preferred Units, cash in immediately available funds in an amount sufficient to pay (i) their applicable portion of the Preferred Stock Consideration or Preferred Unit Consideration, as applicable, as determined in accordance with the terms of the Company Articles Supplementary for each series of the Company Preferred Stock and the Company Partnership Agreement for each series of the Company Preferred Units; and (ii) any Miscellaneous Amounts (as defined in the Company Articles Supplementary and the Company Partnership Agreement, as applicable). Upon receipt of the applicable portion of the Preferred Stock Consideration or Preferred Unit Consideration, as applicable, and any Miscellaneous Amounts in accordance with this Section 7.17, each such share of Company Preferred Stock and each such Company Preferred Unit shall automatically and without further action be cancelled. For the avoidance of doubt, this Section 7.17 shall govern all payments to be made to the holders of Company Preferred Stock and Company Preferred Units (other than with respect to any payments due in respect of Company Common Stock).

Section 7.18 Employee Matters.

(a) At the Closing, the employment of each of the officers of Company, Company LP and the Company Subsidiaries set forth in Section 7.18(a)(i) of the Company Disclosure Letter shall be terminated by Company without “Cause,” as such term is defined in each such officer’s employment agreement with Company, as set forth in Section 7.18(a)(ii) of the Company Disclosure Letter (collectively, the “Employment Agreements”). Effective as of the Closing, each of the Employment Agreements shall terminate, pursuant to the terms of such Employment Agreements as amended in accordance with Section 6.1(b)(x)(4) of the Company Disclosure Letter. Notwithstanding such termination, Parent, Milestone Management, LLC or an Affiliate of either shall pay or provide to each officer who is a party to an Employment Agreement all amounts and benefits that are payable to such officer under his or her Employment Agreement upon a termination of employment without Cause or upon the occurrence of a “Successful Capital Transaction” (as such term is defined in the applicable Employment Agreement), which amounts shall include (i) all amounts that are earned and accrued under the Employment Agreements, (ii) the amounts set forth in Section 7.18(a)(iii) of the Company Disclosure Letter, (iii) direct payment of eighteen (18) months’ of COBRA (as defined below) premiums under Company’s major medical group health and dental plan, including the costs of such officer’s premium required to maintain coverage for his or her dependents, and (iv) eighteen (18) months’ of continuing disability and life insurance benefits (but not health and dental benefits) as contemplated by the Employment Agreements (collectively, the “Termination Benefits”). The payment or provision of the Termination Benefits shall be subject to the officer’s execution and non-revocation of a release of claims as contemplated under the Employment Agreements (the “Release”). Parent, Milestone Management, LLC or an Affiliate of either shall pay the Termination Benefits set forth in clauses (i) and (ii) above to each such officer in a lump sum, and commence providing the Termination Benefits set forth in clauses (iii) and (iv) above to each such officer, immediately following the effectiveness of the Release. At the Closing, Parent, Milestone Management, LLC or an Affiliate of either shall deposit with an escrow agent mutually acceptable to Parent and Company (the

“Escrow Agent”) cash in immediately available funds in an amount sufficient to pay the Termination Benefits set forth in clauses (i) and (ii) above (such cash amount, the “Escrow Fund”) for the sole benefit of the officers of Company, Company LP and the Company Subsidiaries set forth in Section 7.18(a)(i) of the Company Disclosure Letter. Immediately following effectiveness of the Releases, Parent, Milestone Management, LLC or an Affiliate of either, as applicable, shall cause the Escrow Agent to make, and the Escrow Agent shall make, delivery of the Termination Benefits set forth in clauses (i) and (ii) above out of the Escrow Fund. Upon consummation of the Mergers, Parent shall, or shall cause the REIT Surviving Entity, to (x) appoint replacements for any officer currently serving on the investment committee of any of the Timbercreek Entities and (y) amend any agreement pursuant to which any officer of Company, Company LP or any Company Subsidiary acts as a “springing member” or guarantor or performs a similar function, including, without limitation, each of the agreements set forth in Section 7.18(a)(iv) of the Company Disclosure Letter, to remove any such officer currently party to such agreement.

(b) Company shall, no later than ten (10) days prior to the Closing Date, cause Company to adopt resolutions of the Company Board (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval will not be unreasonably withheld or delayed), to authorize both (i) the termination of the Landmark Apartment Trust 401(k) Plan (the “401(k) Plan”) and (ii) full vesting of each participant in the 401(k) Plan in his or her account balance in the 401(k) Plan, in each case, effective at least one day prior to the Closing Date (the “401(k) Plan Termination Date”) and contingent on the occurrence of the Closing. After the adoption of such resolutions, Company shall promptly, and in all cases at least five (5) days prior to the 401(k) Plan Termination Date, provide Parent with executed copies of such resolutions. Upon written notice from Parent, and as soon as reasonably practicable after receiving such written notice, Company shall take such other actions in furtherance of the termination of each Company 401(k) Plan as Parent may reasonably require, including such actions as Parent may reasonably require prior to the Closing Date to support Parent obtaining a determination letter with respect to the termination of the 401(k) Plan following the 401(k) Plan Termination Date.

(c) Company shall, no later than ten (10) days prior to the Closing Date, cause Company to adopt resolutions of the Company Board (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval will not be unreasonably withheld or delayed), to authorize the termination of the Landmark Apartment Trust of America, Inc. Health and Welfare Plan (the “Health Plan”) effective as of the Closing, or, if it is not administratively feasible to terminate the Health Plan as of the Closing, then effective as soon as reasonably practicable after the Closing, and contingent on the occurrence of the Closing; provided, that in no event shall the Health Plan be terminated in a manner that would cause the employees of Company, Company LP and the Company Subsidiaries (the “Company Employees”) to experience a lapse of group health and dental coverage prior to the Closing. No later than ten (10) days prior to the Closing Date, Company shall provide Parent with executed copies of such resolutions. Upon written notice from Parent, and as soon as reasonably practicable after receiving such written notice, Company shall take any and all actions in furtherance of the termination of the Health Plan as Parent may reasonably require, including such actions as Parent may reasonably require prior to the Closing Date; provided, that in no event shall any such actions cause the Company Employees to experience a lapse of group health and dental coverage prior to the Closing. Company agrees that effective December 31, 2015 it will terminate all flexible spending accounts and/or flexible spending arrangements (whether for dependent care or medical expenses) (the “FSAs”) in which Company employees may elect to participate. Company shall, no later than ten (10) days prior to December 31, 2015, cause Company to adopt resolutions of the Company Board (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval will not unreasonably withheld or delayed), to authorize the termination of the FSAs. Continuing Employees (as defined in Section 7.18(e), below) will be eligible to participate in the Milestone Management, LLC Flexible Spending Plan (the “FSA Plan”) effective April 1, 2016, pursuant to the terms of the FSA Plan.

(d) Upon at least fifteen (15) days’ prior notice, Company shall (A) cause the Company Board to adopt resolutions (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval will not be unreasonably withheld or delayed) and (B) take any and all other reasonable actions, as requested by Parent, to terminate any other benefit plan listed in Section 4.13(a)(i) of the Company Disclosure Letter effective as of the Closing, or, if it is not administratively feasible to terminate such benefit plan as of the Closing, then effective as soon as reasonably practicable after the Closing, and contingent on the occurrence of the Closing; provided, that in no event shall any such benefit plan be terminated in a manner that would cause the Company Employees to experience a lapse of coverage under such plan prior to the Closing. Such resolutions shall be adopted and such reasonable actions shall be taken as soon as reasonably practicable after Company receives notice from Parent.

(e) Section 7.18(e)(i) of the Company Disclosure Letter sets forth a complete and accurate list of the Company Employees as of the date of this Agreement. Within sixty (60) days following the execution of this Agreement, at the request of Parent, Seller will make available to Parent the Company facilities and Company Employees for interview, on days and at times as mutually agreed to by Parent and Seller, and, except for any information the disclosure of which would violate any Laws, provide such information as Parent may reasonably request for purposes of determining whether Parent desires to retain a Company Employee as a continuing employee of Milestone Management, LLC after the Mergers (any Company Employee employed by Milestone Management, LLC immediately following the consummation of the Mergers is herein referred to as a “Continuing Employee”). Following the execution of this Agreement, Company, Company LP and the Company Subsidiaries shall permit Parent to disseminate information, at times and in a manner as mutually agreed to by Parent and Seller, concerning Parent, Milestone Management, LLC and the Affiliates of either. Other than the Company Employees and the independent contractors set forth in Section 7.18(e)(ii) of the Company Disclosure Letter, no individual is employed by, or provides services to, any of the Company, Company LP or the Company Subsidiaries. Within twenty (20) days following the date of this Agreement, Company shall provide Parent in writing a complete and accurate list of the following information for each of the Company Employees, including each employee on leave of absence, and such list shall be updated by the Company once per month: employing entity; name; location of employment; job title; base salary; bonus/incentive potential and the means of determining whether such bonus/incentive is achieved; status as exempt or non-exempt under the Fair Labor Standards Act of 1938, as amended; details of any co-employment relationship; visa status (including sponsoring entity and expiration date); health plan experience, which shall be provided in an aggregated and de-identified form, rather than per employee, consistent with HIPAA; vacation and other paid time off accrued; and, with respect to each employee on an approved leave of absence, the nature of such leave and date such employee is anticipated to return to active employment.

(f) Until December 31, 2016, Parent shall cause Milestone Management, LLC to provide (i) each Continuing Employee while in the employ of Milestone Management, LLC with at least the same salary or wage rate as in effect for such Continuing Employee immediately prior to the Closing, (ii) eligibility for any incentive compensation or bonus plan of Milestone Management, LLC on the same terms and subject to the same restrictions as applicable to similarly situated employees of Milestone Management, LLC, and (iii) employee benefits to each Continuing Employee while in the employ of Milestone Management, LLC that are comparable in the aggregate to those employee benefits that are generally made available to similarly situated employees of Milestone Management, LLC.

(g) Parent shall cause each Continuing Employee to receive credit for such Continuing Employee’s past service with Company, Company LP or the Company Subsidiaries prior to Closing under the employee benefit and compensation plans and policies of Parent, Milestone Management, LLC or an Affiliate of either for the purpose of (A) eligibility and (B) vesting, provided that no such prior service shall be taken into account to the extent it would result in duplication of benefits. Notwithstanding the foregoing, Continuing Employees shall not receive credit for such past service for the purposes of benefit accruals under any compensatory arrangement of Parent and Milestone Management, LLC or an Affiliate of either.

(h) Effective as of the Closing or, if later, the effective time of the termination of the Health Plan, Parent shall (A) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in a group health plan and any and all welfare plans made available to similarly-situated employees as described Section 7.18(f), and (B) cause all preexisting condition exclusions in any plan providing medical, dental, disability, life, pharmaceutical and/or vision benefits to any Continuing Employee to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the corresponding benefit plan of Company, Company LP or the Company Subsidiaries in which such Continuing Employee participated immediately before the Closing Date. Notwithstanding the above, each Continuing Employee will be eligible to participate in the Milestone Management, LLC Flexible Spending Plan effective April 1, 2016, pursuant to the terms of the FSA Plan.

(i) Upon the termination of employment of (i) any Company Employee who does not become a Continuing Employee in connection with the Mergers as a result of Parent’s determination not to retain such Company Employee following the Closing, and (ii) any Continuing Employee, in each case Parent or one of its Affiliates shall pay out the accrued vacation and paid time off of each such individual in the amounts set forth in Section 7.18(i) of the Company Disclosure Letter and subject to an acknowledgement by a Continuing Employee that the Continuing Employee has received all benefits due under Company’s accrued vacation and paid time off policy; provided that, notwithstanding the foregoing, in consideration of Company agreeing to amend the Employment Agreements in accordance with Section 6.1(b)(x)(4) of the Company Disclosure Letter, Stanley J. Olander, Jr., Gustav G. Remppies and Greg Edward Brooks shall each agree to forfeit any and all accrued vacation and paid time off to which he is otherwise entitled, and, accordingly, shall not be entitled to a pay out of his accrued vacation and paid time off. The value of the accrued vacation and paid time off of Messrs. Olander, Remppies and Brooks, as set forth in Section 7.18(i) of the Company Disclosure Letter may be used to pay a bonus, in a form and manner determined by Company, to any Company Employee(s) to whom the Company will also pay a bonus pursuant to Section 6.1(b)(xiii)(C) of the Company Disclosure Letter.

(j) Parent shall (or shall cause its Affiliates to) assume all obligations to provide continued health coverage in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) to the Company Employees (including the Continuing Employees) and their qualified beneficiaries who elect COBRA coverage. Within thirty (30) days of the execution of this Agreement, Company shall provide Parent with a list, accurate as of the date of the creation of the list, of any and all employees and/or beneficiaries who (A) are currently receiving continued medical coverage under COBRA or (B) have yet to elect continuing medical coverage under COBRA but are currently within the COBRA election period. Company shall also provide Parent with notice of any changes to the COBRA coverage and/or eligibility of any employee between the time of the original list contemplated herein and the Closing Date.

(k) Parent shall take any and all reasonable action as may be required, including, if necessary, amendments to the tax qualified defined contribution plan of Parent or one of its Affiliates (the “Parent Savings Plan”), to permit each Continuing Employee to elect to make rollover contributions to the Parent Savings Plan of “eligible rollover distributions” (within the meaning of Section 402(c)(4) or Section 403(b)(8) of the Code, and as permitted and limited by the Parent Savings Plan, as such plan may be amended from time to time) in an amount equal to the entire eligible rollover distribution portion of the account balance or annuity contract, as applicable, distributable to such Continuing Employee from the 401(k) Plan. Notwithstanding the foregoing, a Continuing Employee’s eligible rollover distribution may not contain any outstanding loans from the 401(k) Plan. Continuing Employees who were participants in the 401(k) Plan will be provided the opportunity to elect to participate in the Parent Savings Plan effective as of the Closing Date and will be permitted to contribute to the Parent Savings Plan as soon as administratively feasible following the Closing Date.

(l) At the Closing, Parent shall, or shall cause one of its Affiliates to, pay any and all stay on bonuses that become payable to Company Employees, in the amounts and in accordance with the terms set forth in Section 7.18(l) of the Company Disclosure Letter.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers or any other transaction contemplated hereby shall be in effect, no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Mergers and no Action shall have been instituted which is then pending that challenges or seeks to enjoin or make illegal or otherwise prohibit or materially delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

Section 8.2 Conditions to Obligations of Parent, REIT Merger Sub and Partnership Merger Sub. The obligations of Parent, REIT Merger Sub and Partnership Merger Sub to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (except Section 4.3(a)), Section 4.4 (Authority), Section 4.8 (Absence of Certain Changes or Events), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Approval Required), Section 4.23 (Brokers), Section 4.24 (Investment Company Act) and Section 4.25 (Takeover Statutes), shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein (other than such qualifications set forth in clause (ii) of Section 4.8 (Absence of Certain Changes or Events))) in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (iii) each of the other representations and warranties of Company and Company LP contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of Company and Company LP. Each of Company and Company LP shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Material Adverse Change. On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually, or in the aggregate, constitutes a Company Material Adverse Effect.

(d) Delivery of Certificates. Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Company and Company LP, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Opinion Relating to REIT Qualification. Parent shall have received the written opinion of Hogan Lovells US LLP, special tax counsel to Company (or other counsel reasonably satisfactory to Parent), on which Parent shall be entitled to rely, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B, to the effect that for all taxable periods commencing with the taxable year ended December 31, 2006 through its taxable year ended December 31, 2014, Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and for the period beginning January 1, 2015 and ending at the REIT Merger Effective Time, its organization and method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.12 and shall be subject to customary assumptions, exceptions, limitations and qualifications).

(f) Non-Foreign Affidavit. On or prior to the Closing Date, pursuant to the Letter of Transmittal or otherwise, each shareholder of the Company and each Unitholder shall have delivered to the Company, Parent, or the Exchange Agent a non-foreign affidavit issued in the manner described in Treasury Regulation Section 1.1445-2(b); provided, however, if a shareholder of the Company or Unitholder does not provide such nonforeign affidavit then the Company, Parent, or the Exchange Agent shall withhold from the REIT Merger Consideration or Partnership Merger Consideration, as applicable, and pay over to the appropriate taxing authorities the amount required to be withheld under Sections 1445 and 897 of the Code (including under IRS Notice 2007-55; 2007-2 C.B. 13) as determined by Parent.

(g) Conversion. Prior to the Closing Date, the Company shall cause each Company Subsidiary that is treated as a QRS to be merged or otherwise converted into a limited liability company that is (i) disregarded for United States federal income tax purposes and (ii) not treated as QRSs (the “Conversion”). The Company shall provide to Parent written evidence of the Conversion including a schedule setting forth all of the Company Subsidiaries so converted prior to the Closing Date, and shall notify Parent prior to the Closing Date.

Section 8.3 Conditions to Obligations of Company and Company LP. The obligations of Company and Company LP to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Company and Company LP at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Sections 5.1(a) (Organization and Qualification, Section 5.2 (Authority), Section 5.6 (Brokers) and Section 5.7 (Available Funds; Guarantees) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (ii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all material obligations, and complied in all material respects with all material agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Delivery of Certificates. Parent shall have delivered to Company a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of Parent, REIT Merger Sub and Partnership Merger Sub, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Section 8.4 Frustration of Closing Conditions. Neither Company or Company LP, on the one hand, nor Parent, REIT Merger Sub or Partnership Merger Sub, on the other hand, may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by such party’s failure to comply with its obligations under this Agreement.

ARTICLE 9

TERMINATION, FEES, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing, notwithstanding approval thereof by the stockholders of Company (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of Parent and Company;

(b) by either Parent or Company:

(i) if the Mergers shall not have been consummated on or before March 31, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order or taking of such other action was primarily due to the failure of such Party to comply with any provision of this Agreement; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken; provided that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to (x) Company if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(b)(iii), or (y) Parent if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(b)(iii);

(c) by Parent:

(i) if Company or Company LP shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.1 or Section 8.2 (a “Company Terminating Breach”), and (B) cannot be cured or waived by the earlier of (x) the Outside Date and (y) thirty (30) days after the giving of written notice; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii) if, prior to obtaining the Company Stockholder Approval, Company or the Company Board or any committee thereof (A) shall have effected a Company Adverse Recommendation Change (provided, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(c)(ii)(A) in respect of a Company Adverse Recommendation Change will expire thirty (30) days after the last date upon which the Company Board or a committee thereof has made such Company Adverse Recommendation Change), (B) fails to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent following the date of such Company Acquisition Proposal after the date hereof if any Person shall have publicly announced a Company Acquisition Proposal or an intention (whether or not conditional) to make a Company Acquisition Proposal or the date that any such Company Acquisition Proposal or intention shall have otherwise become publicly disclosed, (C) fails to include the Company Board Recommendation in the Proxy Statement, (D) approves, adopts, publicly endorses or recommends or enters into or allows Company, Company LP or any of the Company Subsidiaries to enter into a definitive agreement for, any Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement), or (E) the Company or the Company Board publicly announces its intention to do any of the foregoing; or

(d) by Company:

(i) if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (including the obligation of Parent to consummate the Closing no later than the Outside Date following the satisfaction or waiver of the applicable conditions set forth in Sections 8.1 and Section 8.2 hereof), which breach or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.1 or Section 8.3 (a “Parent Terminating Breach”), and (B) cannot be cured or waived by the earlier of (x) the Outside Date and (y) thirty (30) days after the giving of written notice; provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

(ii) prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into, and concurrently with the termination hereof enters into, a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.3(c), provided that the Company may only exercise this right of termination if the Company pays the Company Termination Fee due under Section 9.3 to Parent simultaneously with such termination; or

(iii) if (A) all of the conditions set forth in Section 8.1 and Section 8.2 shall have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 9.1(d)(iii) if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 2.2, the Company has delivered written notice to Parent to the effect that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company and the Company LP are prepared to consummate the Closing, and (C) Parent, REIT Merger Sub and the Partnership Merger Sub fail to consummate the Closing on or before the third Business Day after delivery of the notice referenced in clause (B) of this Section 9.1(d)(iii), and the Company and Company LP were prepared to consummate the Closing during such three Business Day period.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Company, except that the Confidentiality Agreement and the provisions of Section 7.2(b) (Confidentiality), Section 7.4 (Public Announcements), this Section 9.2 (Effect of Termination), Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article 10 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive the termination hereof; provided, however, subject to Section 10.10, that nothing herein shall relieve any party hereto from liability for fraud or any willful and intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “willful and intentional breach” means a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement.

Section 9.3 Fees.

(a) Except as otherwise provided in this Section 9.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

(b) In the event that:

(i) (A)(x) this Agreement is terminated by Parent pursuant to Section 9.1(c)(i), and after the date hereof and prior to the breach giving rise to such right of termination, a Company Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Company Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the Company Board or any Person shall have publicly announced an intention (whether or not conditional) to make such a Company Acquisition Proposal, or (y) this Agreement is terminated by Company or Parent pursuant to Section 9.1(b)(iii), and prior to the Company Stockholder Meeting, a Company Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Company Acquisition Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to Company’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make such a Company Acquisition Proposal, and (B) within twelve (12) months after the date of such termination, a transaction in respect of a Company Acquisition Proposal is consummated or Company enters into a definitive agreement in respect of a Company Acquisition Proposal;

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii); or

(iii) this Agreement is terminated by Company pursuant to Section 9.1(d)(ii);

then, in any such event, Company or Company LP shall pay to Parent a termination fee of $20,000,000 (the “Company Termination Fee”) less any Parent Expenses previously paid pursuant to Section 9.4(c), it being understood that in no event shall Company or Company LP be required to pay the Company Termination Fee on more than one occasion. Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the earlier of execution of a definitive agreement with respect to, submission to the stockholders of the Company of, or the consummation of any transaction contemplated by, a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(ii), and (z) at the time of termination, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(iii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or intentional and willful misconduct as expressly provided in Section 9.2, in the event that the Company Termination Fee becomes payable, then payment to Parent of the Company Termination Fee, together with any amounts due under Section 9.3(d), shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Company, Company LP, the Company Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such Company Termination Fee no Company Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby.

(c) The Company agrees that if this Agreement shall be terminated by either Parent or the Company pursuant to Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c)(i) (i.e., based upon inaccuracy of representation of Company or breach of covenant by Company) under circumstances in which the Company Termination Fee is not payable pursuant to Section 9.3(b)(i), then the Company shall pay, within three Business Days of the Termination Date, to Parent the Parent Expenses in immediately available funds to an account directed by Parent, provided, that the payment by the Company of the Parent Expenses pursuant to this Section 9.4(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 9.4(b) (but in the event such Company Termination Fee is or becomes payable, it shall be reduced on a dollar for dollar basis for the Parent Expenses actually paid to Parent pursuant to this Section 9.4(c)).

(d) Parent agrees that if this Agreement is terminated by the Company pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii), then Parent shall pay to the Company a termination fee of $50,000,000 (the “Parent Termination Fee”) within three (3) Business Days of the date of such termination by the Company in immediately available funds to an account directed by the Company, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(e) If Company is required to pay Parent the Company Termination Fee or Parent is required to pay Company the Parent Termination Fee (each, a “Termination Payment”), such Termination Payment shall be paid into escrow on the date such payment is required to be paid by such party (“Payor”) pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 9.3(e). In the event that a Payor is required to pay a Termination Payment, the amount payable to the other party (such party, “Payee”) in any tax year of Payee shall not exceed the lesser of (i) the Termination Payment, and (ii) the sum of (A) the maximum amount that can be paid to Payee or, with respect to the Company Termination Fee, the aggregate amount that can be paid to each owner of Parent, respectively, as if each were a separate party, without causing such party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), and Payee (or such beneficial owner) has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Payee’s independent accountants, plus (B) in the event Payee receives either (x) a letter from Payee’s counsel indicating that Payee has received a ruling from the IRS as described in Section 9.3(e) or (y) an opinion from its outside counsel as described in Section 9.3(e), an amount equal to the excess of the Termination Payment less the amount payable under clause (A) above.

(f) To secure Payor’s obligation to pay any amounts payable pursuant to Section 9.3(e), Payor shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by Payor on such terms (subject to this Section 9.3) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 9.3(f) shall be made at the time Payor is obligated to pay Payee such amount pursuant to Section 9.3 by wire transfer. The escrow agreement shall provide that the Termination Payment in escrow or any portion thereof shall not be released to Payee unless the escrow agent receives any one or combination of the following: (i) a letter from Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Payee without causing such party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Payee has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the receiving party, or (ii) a letter from Payee’s outside counsel indicating that (A) Payee received a ruling from the IRS holding that the receipt by such party of the Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by such party of the Termination Payment should either constitute Qualifying Income should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment to Payee. Payor agrees to amend this Section 9.3 at the reasonable request of Payee in order to (i) maximize the portion of the Termination Payment that may be distributed to Payee hereunder without causing Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Payee’s chances of securing a favorable ruling described in this Section 9.3 or (iii) assist Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.3. Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.3, provided, however, that the obligation of Payor to pay the unpaid portion of the Termination Payment shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Any payment due to Company or Parent described in this Section 9.3 shall be subject to the same limitations on payment as set forth in this Section 9.3(f).

(g) Each of Company and Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. If Company fails promptly to pay any amounts due pursuant to Section 9.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 9.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Sections 9.3(b) from the date of termination of this Agreement at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 9.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and Parent, respectively, at any time before or after receipt of the Company Stockholder Approval and prior to the Partnership Merger Effective Time and the REIT Merger Effective Time; provided, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock or Company Partnership Units, or which by applicable Law requires the further approval of the stockholders of Company without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 9.5 Transfer Taxes. Parent and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement

(together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Partnership Merger Effective Time and the REIT Merger Effective Time, each of the REIT Surviving Entity and the Partnership Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Stock or holders of Company Partnership Units, all Transfer Taxes.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or e-mail addresses (or at such other address or e-mail address for a Party as shall be specified by like notice):

(a)	if to Company to:

Landmark Apartment Trust, Inc.
4901 Dickens Road
Suite 101
Richmond, VA 23230
Attn: Stanley J. Olander, Jr.
Email: JOlander@LATApts.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
555 13th Street NW
Washington, DC 20004
	Attn:	Stuart A. Barr
Bruce W. Gilchrist
	Email:	stuart.barr@hoganlovells.com
bruce.gilchrist@hoganlovells.com

(b)	if to Parent to:

591 West Putnam Avenue
Greenwich, CT 06830
	Telephone:	(203) 422-7773
	Facsimile:	(203) 422-7873
	Attn:	Ellis Rinaldi
	Email:	Rinaldi@starwood.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
	Attn:	Jonathan Schechter, P.C.
Edward Schneidman, P.C.
Elazar Guttman
	Email:	jonathan.schechter@kirkland.com
Edward.schneidman@kirkland.com
eguttman@kirkland.com

and:

c/o Milestone Management
5429 LBJ Freeway, Suite 800
Dallas, Texas 75240
	Attn:	Legal
	Email:	legal@milestone-mgt.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
	Attn:	Mark Early
	Email:	mearly@velaw.com

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter), the Guarantee and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article 3 (which, from and after the Partnership Merger Effective

Time and REIT Merger Effective Time, as applicable, shall be for the benefit of holders of Company Partnership Units immediately prior to the Partnership Merger Effective Time or the holders of shares of Company Common Stock immediately prior to the REIT Merger Effective Time, as applicable), Section 3.7, Section 7.5 (which, from and after the Partnership Merger Effective Time and the REIT Merger Effective Time shall be for the benefit of the Indemnified Parties) and Section 7.18(a) (which, from and after the REIT Merger Effective Time shall be for the benefit of officers of Company, Company LP and the Company Subsidiaries set forth in Section 7.18(a)(i) of the Company Disclosure Letter). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Extension; Waiver. At any time prior to the Partnership Merger Effective Time and the REIT Merger Effective Time, the Parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7 Governing Law. This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

Section 10.8 Consent to Jurisdiction. Each Party irrevocably agrees (a) to submit itself to the exclusive jurisdiction of the Business and Technology Case Management Program of the Circuit Court for Baltimore City (the “Maryland Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Courts, and (d) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties and any attempt to make any such assignment without such consent shall be null and void , provided, that any of Parent, REIT Merger Sub and Partnership Merger Sub may assign this Agreement (i) to any direct or indirect wholly owned subsidiary of Parent or (ii) after the REIT Merger Effective Time, to any Person; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if the assignee does not perform its obligations. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.10 Specific Performance.

(a) The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent, REIT Merger Sub and Partnership Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the Company and Company LP, in addition to, and without any limitation of, any other remedy to which Parent, REIT Merger Sub and Partnership Merger Sub are entitled at Law or in equity. For the avoidance of doubt, while Parent, REIT Merger Sub and Partnership Merger Sub may pursue both a grant of specific performance in accordance with this Section 10.10 and payment of monetary damages or the payment of the Company Termination Fee, as applicable, under no circumstances shall Parent, REIT Merger Sub and Partnership Merger Sub be permitted or entitled to receive both a grant of specific performance requiring consummation of the Mergers and the other transactions contemplated by this Agreement and any such payment. Each of Company and Company LP further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide for an adequate remedy. Each of Company and Company LP hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate, and (ii) any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief. The parties hereto agree that neither Company nor Company LP shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent, REIT Merger Sub or Partnership Merger Sub or to enforce specifically the terms and provisions of this Agreement or the Equity Commitment Letter and that Company’s and Company LP’s sole and exclusive remedy relating to a breach of the Agreement by Parent, REIT Merger Sub or Partnership Merger Sub or otherwise shall be the remedy set forth in Section 9.3(d); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by Parent, REIT Merger Sub or Partnership Merger Sub of Section 7.2(b).

(b) Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent, REIT Merger Sub and Partnership Merger Sub together for any losses, damages, costs or expenses of Company or Company LP relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by Parent, Merger Sub or Merger Partnership or otherwise, shall be limited to an amount equal to (i) the amount of the Parent Termination Fee, plus (ii) Parent’s indemnification and reimbursement obligations pursuant to the third sentence of Section 7.15(a), and the next-to-last sentence of Section 2.8 (collectively, the “Liability Limitation”), and in no event shall the Company or any of its controlled Affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. Each of Company and Company LP agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent Parties (other than Parent, REIT Merger Sub or Partnership Merger Sub to the extent provided in this Agreement), through Parent, REIT Merger Sub or Partnership Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, REIT Merger Sub or Partnership Merger Sub against any Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantor (but not any other Parent Party) under and to the extent provided in the Guarantee and subject to the Liability Limitation and the other limitations described therein. Recourse against the Guarantor under the Guarantee shall be the sole and exclusive remedy of Company, Company LP and their respective Affiliates against the Guarantor and any other Parent Party (other than Parent, REIT Merger Sub or Partnership Merger Sub to the extent provided in this Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of Company or Company LP against Parent, REIT Merger Sub or Partnership Merger Sub hereunder, in no event shall Company or its controlled Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Parent Party (other than the Guarantor to the extent provided in the Guarantee and subject to the Liability Limitation and the other limitations described therein).

Section 10.11 Waiver of Jury Trial. EACH PARTY IRREVOCABLY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN

INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.11.

Section 10.12 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

MONUMENT PARTNERS, L.L.C.

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Authorized Person

By:	/s/ Robert P. Landin
Name:	Robert P. Landin
Title:	Authorized Person

MONUMENT REIT MERGER SUB, L.P.

By:	Monument Ventures GP, L.L.C.
Its:	General Partner

By:	Monument Partners, L.L.C.
Its:	Sole Member

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Authorized Person

By:	/s/ Robert P. Landin
Name:	Robert P. Landin
Title:	Authorized Person

MONUMENT PARTNERSHIP MERGER SUB, L.P.
By:	Monument Partnership GP, L.L.C.
Its:	General Partner

By:	Monument REIT Merger Sub, L.P.
Its:	Sole Member

By:	Monument Ventures GP, L.L.C.
Its:	General Partner

By:	Monument Partners, L.L.C.
Its:	Sole Member

By:	/s/ Ethan Bing
Name:	Ethan Bing
Title:	Authorized Person

By:	/s/ Robert P. Landin
Name:	Robert P. Landin
Title:	Authorized Person

LANDMARK APARTMENT TRUST, INC.

By:	/s/ Stanley J. Olander, Jr.
Name:	Stanley J. Olander, Jr.
Title:	Chief Executive Officer and President

LANDMARK APARTMENT TRUST HOLDINGS, LP
By:	Landmark Apartment Trust, Inc., its general partner

By:	/s/ Stanley J. Olander, Jr.
Name:	Stanley J. Olander, Jr.
Title:	Chief Executive Officer and President

[Signature Page to the Agreement and Plan of Merger]

Schedule A

Stanley J. Olander, Jr.

Greg E. Brooks

Gustav Remppies

Anthony Szydlowski

B. Mechelle Lafon